

Notice of 2003 Annual Meeting
and Proxy Statement





BIOGEN

April 18, 2003

Dear Stockholder:

You are cordially invited to attend the 2003 Annual Meeting of Stockholders of Biogen, Inc. to be held at 10:00 a.m. Eastern Time on Friday, June 6, 2003 at our offices located at 15 Cambridge Center, Cambridge, Massachusetts 02142. For your convenience, we are also pleased to offer a webcast of the meeting open to the public and accessible at www.biogen.com under "Investor Relations."

We have enclosed the Notice of Annual Meeting, Proxy Statement and proxy card. At this year's meeting, you will be asked to: (i) elect three directors; (ii) ratify the selection of PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2003; (iii) approve our 2003 Omnibus Equity Plan; (iv) approve our Performance Based Management Incentive Plan; and (v) approve an amendment to our 1983 Employee Stock Purchase Plan to increase the number of shares available for issuance under the plan from 1,000,000 to 1,500,000. Our Board of Directors recommends that you vote FOR all of the proposals. Please refer to the Proxy Statement for detailed information on each of these proposals. If you have any further questions concerning the meeting or any of the proposals, please contact our Investor Relations Department at (617) 679-2812. For questions relating to voting, please contact D.F. King & Co., Inc., our proxy solicitors, at (800) 347-4750 (within the U.S. and Canada) or (212) 269-5550 (outside the U.S. and Canada, call collect).

Whether you plan to attend the meeting or not, it is important that you promptly fill out, sign, date and return the enclosed proxy card in accordance with the instructions set forth on the card. This will ensure your proper representation at the meeting.

Sincerely,

James C. Mullen

JAMES C. MULLEN
Chairman of the Board of Directors,
President and Chief Executive Officer

YOUR VOTE IS IMPORTANT. PLEASE REMEMBER TO RETURN YOUR PROXY PROMPTLY.

BIOGEN, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 6, 2003

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Biogen, Inc., a Massachusetts corporation, will be held at 10:00 a.m. Eastern Time on Friday, June 6, 2003 at our offices located at 15 Cambridge Center, Cambridge, Massachusetts 02142 for the following purposes:

    1.   To elect three members to our Board of Directors to serve for a three-year term ending at the Annual Meeting of Stockholders in 2006 and until their successors are duly elected and qualified or their earlier resignation or removal.

    2.   To ratify the selection of PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2003.

    3.   To approve our 2003 Omnibus Equity Plan.

    4.   To approve our Performance Based Management Incentive Plan.

    5.   To approve an amendment to our 1983 Employee Stock Purchase Plan to increase the number of shares available for issuance under the plan from 1,000,000 to 1,500,000.

    6.   To transact such other business as may be properly brought before the meeting and any adjournments.

Our Board of Directors has fixed the close of business on April 11, 2003 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting and at any adjournments.

All stockholders are cordially invited to attend the meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A return, postage-paid, self-addressed envelope is enclosed for your convenience.

BY ORDER OF THE BOARD OF DIRECTORS



JAMES C. MULLEN
Chairman of the Board of Directors,
President and Chief Executive Officer

Cambridge, Massachusetts
April 18, 2003

TABLE OF CONTENTS

BIOGEN, INC.
14 Cambridge Center
Cambridge, Massachusetts 02142
(617) 679-2000

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 6, 2003

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Why did you send me this Proxy Statement?

We sent you this Proxy Statement and the accompanying proxy card because the Board of Directors of Biogen, Inc. is soliciting your proxy to vote at our Annual Meeting of Stockholders to be held at our offices at 15 Cambridge Center, Cambridge, Massachusetts 02142 on Friday, June 6, 2003 at 10:00 a.m. Eastern Time. This Proxy Statement, along with the accompanying Notice of Annual Meeting of Stockholders, summarizes the purposes of the meeting and the information that you need to know to vote at the meeting.

The Annual Report to Stockholders for 2002, which includes our audited financial statements, is being mailed with this Proxy Statement, but is not part of this Proxy Statement.

You may request a copy of our Annual Report on Form 10-K for 2002 by writing to Investor Relations, Biogen, Inc., 14 Cambridge Center, Cambridge, Massachusetts 02142. We will provide a copy without charge. You can also find a copy on the Internet through the SEC's electronic data system called EDGAR at *www.sec.gov* or through the Investor Relations section of our website at *www.biogen.com*.

Who can vote?

Each share of common stock you own as of the close of business on April 11, 2003, the record date, entitles you to one vote on each matter to be voted upon at the meeting. As of the record date, 148,457,921 shares of common stock were outstanding and entitled to vote. We are mailing this Proxy Statement and the accompanying proxy on or about April 18, 2003 to all stockholders entitled to notice of and to vote at the meeting.

Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Clerk a signed statement of revocation or a duly executed proxy bearing a later date. Any stockholder who has executed a proxy but is present at the meeting may vote in person by revoking the proxy.

How do I vote?

If your shares are registered directly in your name through our stock transfer agent, EquiServe, or you have stock certificates, you may vote:

- **By Mail.** Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

- **In Person at the meeting.** If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

1

If your shares are held in "street name" (held for your account by a broker or other nominee):

- **By Internet or By Telephone.** Visit *www.proxyvote.com* to enroll and vote online or follow the instructions you receive from your broker to vote by telephone.

- **By Mail.** You will receive instructions from your broker or other nominee explaining how to vote your shares.

- **In Person at the meeting.** Contact the broker or other nominee who holds your shares to obtain a broker's proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How can I change my vote?

You may revoke your proxy and change your vote at any time before the meeting. You may do this by:

- signing a new proxy card and submitting it as instructed above;

- if your shares are held in street name, re-voting by Internet or by telephone as instructed above. Only your latest Internet or telephone vote will be counted; or

- attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

Will my shares be voted if I do not return my proxy?

If your shares are registered in your name or if you have stock certificates, they will not be voted if you do not return your proxy by mail or vote at the meeting as described above under "How do I vote?"

If your shares are held in street name, your brokerage firm, under certain circumstances, may vote your shares. Brokerage firms have authority under Nasdaq rules to vote customers' unvoted shares on certain matters, including all of the proposals at the meeting.

If you do not provide voting instructions to your broker, your brokerage firm may either:

- vote your shares on any proposal; or

- leave your shares unvoted (this is known as a broker non-vote).

We encourage you to provide voting instructions to your brokerage firm by giving your proxy. This ensures your shares will be voted at the meeting according to your instructions. You should receive directions from your brokerage firm about how to submit your proxy to them at the time you receive this proxy statement.

How do I vote my 401(k) shares?

You may give voting instructions for the number of shares of Biogen stock equal to the interest in Biogen stock credited to your 401(k) account as of the record date. To vote these shares, complete and return the voting instruction form sent to you with this proxy statement by Fidelity Management Trust Company. The trustee will vote your shares in accordance with your instructions. If you do not send instructions, the trustee will not vote the shares credited to your account.

You may revoke a previously given voting instruction by filing with the trustee either a written revocation or a properly completed and signed voting instruction form bearing a later date.

What if I receive more than one proxy card?

You may receive more than one proxy card or voting instruction form if you hold shares of our common stock in more than one account, which may be in registered form, held in street name or at Fidelity in your Biogen 401(k) account. Please vote in the manner described under "How do I vote?" and/or "How do I vote my 401(k) shares?" for each account to ensure that all of your shares are voted.

How many shares must be present to hold the meeting?

A majority of our outstanding shares of common stock as of the record date must be present at the meeting to hold the meeting and conduct business. This is called a quorum. Shares are counted as present at the meeting if the stockholder is present in person at the meeting or is present by submitting a proxy (including voting using the methods described under "How do I vote?" and "How do I vote my 401(k) shares?"). Shares that abstain or do not vote on one or more of the matters to be voted upon, as well as broker non-votes, are counted as present for establishing a quorum.

If a quorum is not present, we expect that the meeting will be adjourned until we obtain a quorum.

What vote is required to approve each matter and how are votes counted?

- **Election of Directors.** The three nominees for director receiving the highest number of votes FOR election will be elected as directors. This is called a plurality. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors and will have no effect on the results of the vote. Brokerage firms have authority to vote customers' unvoted shares held by the firms in street name for the election of directors. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

- **Ratification of Independent Accountants.** The affirmative vote of a majority of shares present or represented and entitled to vote at the meeting is required to ratify PricewaterhouseCoopers LLP as our independent accountants for 2003. Abstentions will be treated as votes against this proposal. Unvoted shares, however, will have no effect on the vote. Brokerage firms have authority to vote customers' unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants for 2003, the Finance and Audit Committee of our Board of Directors will reconsider its selection.

- **Approval of our 2003 Omnibus Equity Plan.** The affirmative vote of a majority of shares present or represented and entitled to vote at the meeting is required to approve our 2003 Omnibus Equity Plan. Abstentions will be treated as votes against this proposal. Unvoted shares, however, will have no effect on the vote. Brokerage firms have authority to vote customers' unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

- **Approval of our Performance-Based Management Incentive Plan.** The affirmative vote of a majority of shares present or represented and entitled to vote at the meeting is required to approve our Performance-Based Management Incentive Plan. Abstentions will be treated as votes against this proposal. Unvoted shares, however, will have no effect on the vote. Brokerage firms have authority to vote customers' unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

- **Approval of the Amendment to our 1983 Employee Stock Purchase Plan.** The affirmative vote of a majority of shares present or represented and entitled to vote at the meeting is required to approve the amendment to our 1983 Employee Stock Purchase Plan to increase the number of shares available for issuance under the plan from 1,000,000 to 1,500,000. Abstentions will be treated as votes against this proposal. Unvoted shares, however, will have no effect on the vote. Brokerage firms have authority to vote customers' unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

Are there other matters to be voted on at the meeting?

We do not know of any other matters that may come before the meeting. If any other matters are properly presented to the meeting, the persons named in the accompanying proxy intend to vote, or otherwise act, in accordance with their judgment.

Where do I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will publish final results in our Quarterly Report on Form 10-Q for the second quarter of 2003, which we will file with the Securities and Exchange Commission by August 14, 2003. You may request a copy of the Form 10-Q by writing to Investor Relations, Biogen, Inc., 14 Cambridge Center, Cambridge, Massachusetts 02142. You will also be able to find a copy on the Internet through the SEC's electronic data system called EDGAR at www.sec.gov or through the Investor Relations section of our website at *www.biogen.com*.

Who is soliciting the proxy and what are the costs of soliciting the proxies?

Our Board of Directors is soliciting the proxy accompanying this Proxy Statement. Our directors, officers and other employees may also solicit proxies by telephone, fax and personal solicitation. They will not receive any additional compensation for such solicitation. We will bear the cost of soliciting proxies, including expenses in connection with preparing and mailing this Proxy Statement. We will also reimburse brokerage firms and other persons representing stockholders who hold their shares in street name for their expenses in forwarding proxy material to such stockholders. We have hired D.F. King & Co., Inc. to act as our proxy solicitor for the meeting at a cost of approximately $5,500.


PROPOSAL 1

ELECTION OF DIRECTORS


Our Board of Directors currently consists of twelve members divided into three classes of four, each serving staggered three-year terms. The term of the class of directors consisting of Lawrence C. Best, Harold W. Buirkle, Eckhard Pfeiffer and Alan K. Simpson expires at the meeting. Harold W. Buirkle will be retiring before the meeting. As a result, the total number of directors will be reduced to eleven, with the number of directors to be elected at this meeting reduced to three. If re-elected, each member of this class will hold office until the Annual Meeting of Stockholders in 2006 and until their successors are duly elected and qualified unless they resign or are removed.

If any nominee is unable or unwilling to accept nomination or election, the shares represented by the enclosed proxy will be voted for the election of such other person as our Board of Directors may recommend. We know of no reason why any nominee would be unable or unwilling to accept nomination or election. OUR BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF LAWRENCE C. BEST, ECKHARD PFEIFFER AND ALAN K. SIMPSON.

Information about our Directors



Director since 1990; member of the class of directors with term ending in 2004; President, Chief Operating Officer and Director, Allied-Signal, Inc. (now Honeywell International Inc.) from 1988 until he retired in 1993; from 1983 to 1988, Executive Vice President and President, Engineered Materials Sector, Allied-Signal, Inc.

Alan Belzer
(age 70)



Director since February 2003; Senior Vice President and Chief Financial Officer of Boston Scientific Corporation since 1992; previously, Senior Partner with Ernst & Young from 1981 to 1992; from 1979 to 1981, served as a Professional Accounting Fellow in the Office of the Chief Accountant at the Securities and Exchange Commission.

Lawrence C. Best
(age 52)
Nominee for Re-Election



Mr. Buirkle has been a Director since 1986; he will be retiring from the Board of Directors in June 2003; Managing Director, The Henley Group, Inc. from 1986 until he retired in 1990; from 1983 to 1985, Executive Vice President, Finance and Planning, Allied Signal, Inc. (now Honeywell International Inc.).

Harold W. Buirkle
(age 82)



Director since 1997; member of the class of directors with term ending in 2004; Managing Member, Venture Capital Investors, LLC since 1997; Donaghey University Professor and Dean, Donaghey College of Information Science and System Engineering at University of Arkansas at Little Rock since 1998; Under Secretary for Technology, United States Department of Commerce from 1993 to 1997; Senior Vice President, Technology, Allied-Signal, Inc. (now Honeywell International Inc.) from 1988 to 1993; Director of IDEXX Laboratories, Inc. and Delta Bank and Trust.

Mary L. Good, Ph.D.
(age 71)



Thomas F. Keller, Ph.D.
(age 71)

Director since 1996; member of the class of directors with term ending in 2005; R.J. Reynolds Professor of Business Administration, Duke University, since 1974; Dean, Fuqua School of Business, Duke University, from 1974 until 1996 and Dean, Fuqua School of Business Europe, Duke University, from 1999 until 2001; Director of Dimon, Inc., Wendy's International, and Nations Funds.



Roger H. Morley
(age 71)

Director since 1987; member of the class of directors with term ending in 2005; Vice President, Schiller International University, Heidelberg, Germany since 1983; Co-Managing Director, R&R Inventions Ltd., Birmingham, U.K. from 1997 to 2000; Director, Blyth Inc.



James C. Mullen
(age 44)

Director since 1999; member of the class of directors with term ending in 2005; Chairman of the Board of Directors since July 2002; Chief Executive Officer of Biogen since 2000; President of Biogen since 1999; Chief Operating Officer of Biogen from 1999 until 2000; Vice President—International of Biogen from 1996 until 1999; Vice President—Operations of Biogen from 1991 to 1996. Prior to joining Biogen in 1989, Mr. Mullen held various positions of responsibility at SmithKline-Beckman Corporation (now GlaxoSmithKline plc) from 1984 to 1988, including Director of Engineering, SmithKline and French Laboratories Worldwide.



Sir Kenneth Murray, Ph.D. (age 72)

Director since 1980; member of the class of directors with term ending in 2004; Biogen Professor of Molecular Biology, University of Edinburgh, Scotland since 1984 (Emeritus since 1998); during 1985 and 1986, Interim Research Director of Biogen S.A.; Fellow of the Royal Society.



Eckhard Pfeiffer
(age 61)
Nominee for Re-Election

Director since February 2002; President and Chief Executive Officer, Compaq Computer Corporation, Houston, Texas from 1991 until he retired in 1999; President, Compaq Europe and International from 1983 to 1991; from 1964 to 1983, served in key management positions for Texas Instruments, Inc. Chairman of Board of Directors, Intershop Communications, AG; Director, General Motors Corporation, Hughes Electronics Corporation, Telefonaktiebolaget LM Ericsson, IFCO Systems N.V. and Syntek Capital AG; member of Advisory Board of Deutsche Bank; Board of Visitors, M.D. Anderson Cancer Center.



Phillip A. Sharp, Ph.D.
(age 58)

Director since 1982; member of the class of directors with term ending in 2005; Director of the McGovern Institute for Brain Research, Massachusetts Institute of Technology since March 2000; Institute Professor, Center for Cancer Research, MIT since 1999; from 1991 until 1999, Salvador E. Luria Professor and Head of the Department of Biology, Center for Cancer Research, MIT; Director of the Center for Cancer Research at MIT from 1985 to 1991; Director and Chairman of the Scientific Advisory Board, Alnylam Pharmaceuticals, Inc.; Nobel Laureate.



Alan K. Simpson
(age 71)
Nominee for Re-Election

Director since 1997; Visiting lecturer, University of Wyoming since 2000; Former Director of the Institute of Politics and Visiting Lecturer, John F. Kennedy School of Government, Harvard University from 1997 to 2000; United States Senator from Wyoming from 1979 to 1997; Assistant Majority Leader, United States Senate from 1984 to 1994; Director of I.D.S.-American Express.



James W. Stevens
(age 66)

Director since 1986; member of the class of directors with term ending in 2004; Chairman, Prudential Asset Management Group from 1993 until he retired in 1995; Executive Vice President, The Prudential Insurance Company of America and Prudential Investment Corporation from 1987 to 1995; Managing Director, Dillon, Read & Company Inc. from 1985 until 1987; from 1984 until 1985, Group Executive of Citicorp and Citibank N.A. and Chairman of Citicorp Venture Capital, Ltd; Director of Maxcor Financial Group Inc.

Information about our Board of Directors and its Committees

Committees

Our Board of Directors has three committees: a Compensation and Management Development Committee; a Corporate Governance and Nominating Committee; and a Finance and Audit Committee.

- Our Compensation and Management Development Committee makes recommendations to our Board of Directors concerning remuneration and benefits for senior executives, administers our stock option plans and reviews executive development and succession.

- Our Corporate Governance and Nominating Committee makes recommendations to our Board of Directors concerning corporate governance matters and evaluates and nominates candidates to fill director positions. The Corporate Governance and Nominating Committee will consider nominees recommended by our stockholders. Stockholders wishing to nominate a person for election to the Board of Directors must follow the procedures described in our By-laws.

- Our Finance and Audit Committee acts on behalf of the Board of Directors to oversee all aspects of our financial reporting, internal control and audit functions.

Composition of Committees and Information about Meetings

The composition of the Committees and the number of times that each Committee met in 2002 are set forth in the following table:

Committee	Members	Number of Meetings
Compensation and Management Development Committee	Mary L. Good (Chair) Harold W. Buirkle Roger H. Morley Eckhard Pfeiffer	5
Corporate Governance and Nominating Committee	Alan Belzer (Chair) Kenneth Murray Alan K. Simpson James W. Stevens	4
Finance and Audit Committee	Thomas F. Keller (Chair) Alan Belzer Lawrence C. Best Harold W. Buirkle James W. Stevens	8

We also had a Stock and Option Plan Administration Committee which met five times in 2002. Each of the members of this Committee were non-employee directors within the meaning of the rules of Section 16 of the Securities Exchange Act of 1934. This Committee has been disbanded and its responsibilities given to the Compensation and Management Development Committee.

The Board of Directors met seven times in 2002. No director attended fewer than 75% of the total number of meetings of the Board of Directors and Committees on which he or she served during 2002. All of the current members of our Committees are non-employee directors within the meaning of the rules of Section 16 of the Securities Exchange Act of 1934 and independent directors under the rules of the National Association of Securities Dealers.

Non-Employee Director Compensation and Transactions

In 2002, non-employee directors received a $20,000 per year retainer, $1,500 for each directors meeting attended and $750 for attending each meeting of Committees on which they served, except for Committee chairpersons, who received $1,000 per Committee meeting attended.

Commencing in 2003, the chairpersons of our Finance and Audit Committee and Compensation and Management Development Committee each receive a $25,000 per year retainer. The chairperson of our Corporate Governance and Nominating Committee receives a $23,000 per year retainer. Other non-employee directors receive a $20,000 per year retainer. Non-employee directors also receive $1,500 for each director meeting attended and $1,000 for attending each meeting of Committees on which they serve, except for Committee chairpersons, who receive $1,250 per Committee meeting attended. Directors may defer all or part of their cash compensation pursuant to our Voluntary Board of Directors Savings Plan.

In 2002, Phillip A. Sharp and Kenneth Murray also received payments for their participation on our Scientific Advisory Board ("SAB"). Dr. Sharp, as Chairman of the SAB, received a consulting fee of $75,000 and an option for the purchase of 15,000 shares at an exercise price of $40.13, which fully vested on the grant date. Kenneth Murray received a consulting fee of $20,000 for his service on the SAB. Dr. Sharp and Sir Kenneth Murray each also received $2,000 per day for each SAB meeting attended. The SAB was disbanded in 2002.

Under our 1985 Non-Qualified Stock Option Plan, as amended and restated through April 11, 2003 (the "1985 Plan"), non-employee directors who are appointed or elected as directors on or after February 7, 2003 receive options to purchase 20,000 shares of common stock upon being appointed or elected as a director, 8,000 of which vest on the first anniversary of the grant date and the remaining 12,000 which vest in equal installments on the second and third anniversaries of the grant date. Lawrence C. Best received such an option grant at an exercise price of $40.06 upon being appointed as a director in February 2003. Prior to its amendment in early 2003, the 1985 Plan provided for a larger grant of options to new non-employee directors. As a result, Eckhard Pfeiffer received an option to purchase 70,000 shares at an exercise price of $55.715 upon being appointed as a director in February 2002.

Commencing in 2003, non-employee directors will automatically receive an option to purchase 10,000 shares of common stock under the 1985 Plan on each anniversary of date of their appointment or election as a director or the anniversary of their previous grant, if different, 4,000 of which vest on the first anniversary of the grant date and the remaining 6,000 which vest in equal installments on the second and third anniversaries of the grant date. Prior to its amendment in early 2003, the 1985 Plan provided for larger automatic grants to non-employee directors upon every third anniversary of their appointment or election as a director or the anniversary of their previous grant, if different. As a result, Alan Belzer and Thomas Keller each received an option to purchase 30,000 shares of common stock at an exercise price of $30.817 in September 2002.

Finance and Audit Committee Report

The Finance and Audit Committee's role is to act on behalf of the Board of Directors in the oversight of all aspects of Biogen's financial reporting, internal control and audit functions. The role and responsibilities of the Finance and Audit Committee are set forth in the written charter adopted by the Board of Directors. In April 2003, the Board of Directors adopted a new charter for the Finance and Audit Committee. A copy of this new charter is attached to this Proxy Statement as Appendix A. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls.

In fulfilling its oversight responsibilities, the Finance and Audit Committee reviewed and discussed the audited financial statements contained in the Annual Report on Form 10-K for fiscal year 2002 with management. The Finance and Audit Committee discussed with PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), Biogen's independent accountants, the overall scope and plans for their audit. The Finance and Audit Committee also met with PricewaterhouseCoopers, with and without management present, to discuss the results of their examination, management's response to any significant findings, their evaluations of Biogen's internal controls, the overall quality of Biogen's financial reporting, the selection, application and disclosure of critical accounting policies, new accounting developments and accounting-related disclosure, the key accounting judgments and assumptions made in preparing the audit and whether the financial statements would have materially changed had different judgments and assumptions been made, and other pertinent items related to Biogen's accounting, internal controls and financial reporting.

The Finance and Audit Committee also reviewed and discussed with PricewaterhouseCoopers the matters required to be discussed with the Finance and Audit Committee under generally accepted auditing standards (including Statement on Auditing Standards No. 61). In addition, the Finance and Audit Committee discussed with PricewaterhouseCoopers the independence of PricewaterhouseCoopers from management and Biogen, including the matters in the written disclosures from PricewaterhouseCoopers required by the Independence Standards Board Standard No. 1. The Finance and Audit Committee has determined that the provision of non-audit services to Biogen by PricewaterhouseCoopers is compatible with their independence.

In reliance on these reviews and discussions, the Finance and Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

The Finance and Audit Committee of the Board of Directors
   Thomas F. Keller (Chair)
   Alan Belzer
   Lawrence C. Best
   Harold W. Buirkle
   James W. Stevens

PROPOSAL 2

RATIFICATION OF THE SELECTION OF OUR
INDEPENDENT ACCOUNTANTS

The Finance and Audit Committee has selected PricewaterhouseCoopers LLP as our independent accountants for the fiscal year ending December 31, 2003. PricewaterhouseCoopers served as our independent accountants for the fiscal year ended December 31, 2002. If our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants, the Committee will reconsider its selection. We expect that representatives of PricewaterhouseCoopers will attend the meeting, have the opportunity to make a statement if they so desire, and be available to respond to appropriate questions.

Audit and Other Fees

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers for the audit of our annual financial statements for the years ended December 31, 2001 and December 31, 2002, and fees billed to us for other services rendered by PricewaterhouseCoopers during those periods:

	2001	2002
Audit fees:(1)	$ 800,105	$ 969,966
Audit related fees:(2)	22,550	29,727
Tax fees:(3)	880,431	912,981
All other fees:	0	0
Total	$1,703,086	$1,912,674

(1) Audit fees include fees for audit work performed in the preparation of financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and attestation and consulting services regarding financial accounting and/or reporting standards.

(2) Audit related fees principally include fees for employee benefit plan audits.

(3) Tax fees include fees for all services performed by the independent auditor's tax personnel except those services specifically related to the audit of the financial statements, and includes fees for tax compliance, tax planning and tax advice.

The Finance and Audit Committee has considered whether the provision of the non-audit services described above is compatible with maintaining PricewaterhouseCoopers' independence and has determined that the provision of such services is compatible with maintaining PricewaterhouseCoopers' independence.

THE BOARD OF DIRECTORS RECOMMENDS RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.

SHARE OWNERSHIP

Ownership Table

The following table sets forth information as of April 1, 2003 concerning the ownership of our common stock by (i) each of our current directors, (ii) each Named Executive Officer in the Summary Compensation Table included in this Proxy Statement, (iii) all current directors and executive officers as a group and (iv) each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock. Except as otherwise noted, the persons identified have sole voting and investment power with respect to their shares.

Name and Address**	Shares Beneficially Owned Number(1)	Percent%(1)
Current Directors:		
Alan Belzer	184,000(2)	*
Lawrence C. Best	—	*
Harold W. Buirkle	281,570(3)	*
Mary L. Good	50,000(4)	*
Thomas F. Keller	90,800(5)	*
Roger H. Morley	81,800(6)	*
James C. Mullen	863,971(7)	*
Kenneth Murray	774,000(8)	*
Eckhard Pfeiffer	40,000(9)	*
Phillip A. Sharp	1,007,000(10)	*
Alan K. Simpson	32,320(11)	*
James W. Stevens	282,000(12)	*
Named Executive Officers Who Are Not Directors:		
Burt A. Adelman	272,180(13)	*
Thomas J. Bucknum	160,156(14)	*
Hans Peter Hasler	37,500(15)	*
Peter N. Kellogg	103,862(16)	*
Named Executive Officer Who is Not a Director or Executive Officer		
James L. Vincent	1,199,246(17)	*
Five Percent Holders		
The TCW Group, Inc., on behalf of the TCW Business Unit 865 South Figueroa Street, Los Angeles, California 90017	11,128,881(18)	7.4
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	10,609,688(19)	7.0
PRIMECAP Management Company 225 South Lake Avenue, #400 Pasadena, California 91101	7,673,300(20)	5.1
All current executive officers and directors as a group (18 persons)	4,411,867(21)	2.9

     *   Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

    **   Addresses are given only for beneficial owners of more than 5% of our outstanding shares of common stock.

(1)   All references to options in these notes mean those options which are held by the respective person on April 1, 2003 and which are exercisable on April 1, 2003 or become exercisable on or before May 30, 2003. The calculation of percentages is based upon 151,199,302 shares issued and outstanding at April 1, 2003, plus shares subject to options held by the respective person as of April 1, 2003, which are exercisable on April 1, 2003 or become exercisable on or before May 30, 2003.

(2)   Represents 174,000 shares which may be acquired pursuant to options and 10,000 shares which are held by partnerships of which Mr. Belzer is the general partner.

(3)   Includes 50,000 shares which may be acquired pursuant to options.

(4)   Represents shares which may be acquired pursuant to options.

(5)   Represents 90,000 shares which may be acquired pursuant to options, of which 60,000 shares may be acquired pursuant to options held by a partnership of which Dr. Keller is a general partner, and 800 shares which are held by the same partnership.

(6)   Includes 80,000 shares which may be acquired pursuant to options.

(7)   Includes 822,142 shares which may be acquired pursuant to options and 3,349 shares held under our 401(k) plan.

(8)   Includes 130,000 shares which may be acquired pursuant to options.

(9)   Includes 20,000 shares which may be acquired pursuant to options.

(10)   Includes 295,000 shares which may be acquired pursuant to options.

(11)   Represents shares which may be acquired pursuant to options, including 6,363 shares which may be acquired by Mr. Simpson's wife.

(12)   Includes 130,000 shares which may be acquired pursuant to options.

(13)   Includes 262,800 shares which may be acquired pursuant to options, 2,257 shares held under our 401(k) plan and 523 shares purchased pursuant to our 1983 Employee Stock Purchase Plan.

(14)   Represents 160,150 shares which may be acquired pursuant to options and 6 shares held under our 401(k) plan.

(15)   Represents shares which may be acquired pursuant to options.

(16)   Represents 103,750 shares which may be acquired pursuant to options and 112 shares held under our 401(k) plan.

(17)   Mr. Vincent resigned as Chairman of our Board of Directors in July 2002. Includes 1,143,334 shares which may be acquired pursuant to options and 4,612 shares held under our 401(k) plan.

(18)   Information in the table and this footnote is based solely upon information contained in a Schedule 13G/Amendment No. 3 filed February 5, 2003 with the SEC. Various persons, including the listed five percent holder and certain of its direct and indirect subsidiaries, have the power to vote and direct the receipt of proceeds of such shares.

(19)   Information in the table and this footnote is based solely upon information contained in a Schedule 13G/Amendment No. 2 filed February 14, 2003 with the SEC. Various persons, including the listed five percent holder and certain of its direct and indirect subsidiaries and affiliates, have the right to vote and the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(20) Information in the table and this footnote is based solely upon information contained in a Schedule 13G filed February 7, 2003 with the SEC.

(21) Includes 2,585,762 shares which may be acquired pursuant to options (directly or indirectly), 6,134 shares held under our 401(k) plan, 736 shares purchased pursuant to our 1983 Employee Stock Purchase Plan and 11,200 shares held indirectly.

Section 16(a) Beneficial Ownership Reporting Compliance

Our executive officers, directors and greater-than-ten-percent stockholders are required to file reports of ownership and change of ownership with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Based solely on information provided to us by our individual directors and executive officers, we believe that, during the fiscal year ended December 31, 2002, all such parties complied with all applicable filing requirements.

EXECUTIVE COMPENSATION

The following table sets forth the compensation received during 2002 by our Chief Executive Officer, our four other most highly compensated executive officers who were serving as executive officers as of December 31, 2002, and one of our former executive officers who would have been one of our four most highly compensated executive officers as of December 31, 2002 had he been serving as an executive officer as of such date (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation($)
		Salary($)	Bonus($)	Other Annual Compensation($)	Shares Underlying Options(#)	
James C. Mullen	2002	810,000	800,000	—	300,000	4,210(1)
Chairman, President and	2001	764,998	993,000	—	350,000	3,651
Chief Executive Officer	2000	604,617	420,000	—	375,000	3,825
James L. Vincent	2002	598,748	—	97,917(2)	—	4,943,257(3)
Former Chairman	2001	1,024,324	—	—	50,000	2,625
	2000	1,100,008	420,000	—	100,000	10,545
Burt A. Adelman	2002	375,000	168,863	—	40,000	2,750(4)
Executive Vice President,	2001	305,008	215,000	—	140,000	2,920
Research and Development	2000	273,000	73,000	—	25,000	4,369
Hans Peter Hasler	2002	364,423	166,440	104,179(5)	40,000	—
Executive Vice President,	2001	138,654	100,000	61,985(6)	150,000	—
Commercial Operations	2000	—	—	—	—	—
Peter N. Kellogg	2002	360,000	169,290	138,172(7)	40,000	2,750(4)
Executive Vice President,	2001	340,002	218,800	145,054(8)	55,000	3,651
Finance and Chief	2000	125,000	68,250	83,889(9)	225,000	475
Financial Officer						
Thomas J. Bucknum	2002	335,000	159,125	—	40,000	2,750(4)
Executive Vice President,	2001	274,994	155,700	—	75,000	2,625
General Counsel	2000	260,000	64,500	—	25,000	5,385

(1) Represents (i) the dollar value of matching contributions during 2002 under our 401(k) plan in the amount of $2,750; and (ii) the dollar value of premiums paid during 2002 with respect to an individual life insurance contract in the amount of $1,460.

(2) Represents benefits for professional financial services received with respect to income tax preparation and other matters, including in connection with his retirement as Chairman of our Board of Directors.

(3) Represents (i) payment of $4,647,792 in connection with the retirement of Mr. Vincent as Chairman of our Board of Directors, (ii) the dollar value of premiums paid during 2002 with respect to an individual life insurance contract in the amount of $21,715, (iii) the present value of the remaining premiums under the life insurance contract in the amount of $271,000, which was paid to Mr. Vincent in connection with his retirement; and (iv) the dollar value of matching contributions during 2002 under our 401(k) plan in the amount of $2,750.

(4) Represents the dollar value of matching contributions during 2002 under our 401(k) plan.

(5) Includes (i) benefits received with respect to personal income tax preparation services; (ii) the portion of payments in the amount of $83,333 made in connection with a contingent hiring bonus which became vested in 2002 and the interest forgiven in connection with such payments; and (iii) the difference between the interest rate of a loan to Mr. Hasler to facilitate relocation to the Cambridge, Massachusetts area and the then market interest rate.

(6) Includes (i) $30,475 to cover relocation expenses; (ii) the portion of payments in the amount of $25,641 made in connection with a contingent hiring bonus which became vested in 2001 and the interest forgiven in connection with such payments; and (iii) the difference between the interest rate of a loan to Mr. Hasler to facilitate relocation to the Cambridge, Massachusetts area and the then market interest rate.

(7) Includes (i) benefits received with respect to personal income tax preparation services; (ii) the portion of payments in the amount of $66,667 made in connection with a contingent hiring bonus which became vested in 2002 and the interest forgiven in connection with such payments; (iii) and an amount of $66,113 representing the difference between the interest rate of a loan to Mr. Kellogg to facilitate relocation to the Cambridge, Massachusetts area and the then market interest rate.

(8) Includes (i) benefits received with respect to personal income tax preparation services and relocation expenses; (ii) the portion of payments in the amount of $66,667 made in connection with a contingent hiring bonus which became vested in 2001 and the interest forgiven in connection with such payments; and (iii) an amount of $62,239 representing the difference between the interest rate of loans to Mr. Kellogg to facilitate relocation to the Cambridge, Massachusetts area and the then market interest rate.

(9) Includes (i) $34,615 to cover relocation expenses; (ii) the portion of payments in the amount of $25,641 made in connection with a contingent hiring bonus which became vested in 2000 and the interest forgiven in connection with such payments; and (iii) an amount of $22,033 which represents the difference between the interest rate of loans to Mr. Kellogg to facilitate relocation to the Cambridge, Massachusetts area and the then market interest rate.

Option Grants In 2002

The following table sets forth information regarding options granted to the Named Executive Officers in 2002.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	Number of Shares Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price($/Sh)	Expiration Date	5%($)	10%($)
James C. Mullen	300,000	7.58	43.07	12/6/12	6,654,000	18,258,000
Burt A. Adelman	40,000	1.01	43.07	12/6/12	887,200	2,434,400
Thomas J. Bucknum	40,000	1.01	43.07	12/6/12	887,200	2,434,400
Hans Peter Hasler	40,000	1.01	43.07	12/6/12	887,200	2,434,400
Peter N. Kellogg.............	40,000	1.01	43.07	12/6/12	887,200	2,434,400
James L. Vincent	—	—	—	—	—	—

(1) All options listed were granted pursuant to the 1985 Plan at the market price on the date of grant and have ten-year terms. All of the options vest annually in equal installments over four years, commencing one year from the date of grant.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option's exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercise of stock options will depend on the future performance of our common stock, the option holder's continued employment throughout the option period, and the date on which the options are exercised. The potential realizable value per share for all stockholders at the assumed annual rates of stock price appreciation of 5% and 10% would be $65.25 and $103.93, respectively, after ten years beginning December 31, 2002 based upon a price of $40.06 per share, the closing sale price of our common stock on December 31, 2002.

Aggregated Option Exercises In 2002 And Year-End Option Values

The following table sets forth information regarding the exercise of options by each of the Named Executive Officers in 2002. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options at December 31, 2002, and the value of "in-the-money" options, which value represents the positive spread between the exercise price of any such option and the fair market value of our common stock on December 31, 2002.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at Year-End (#)		Value of Unexercised In-the-Money Options at Year-End ($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James C. Mullen	68,500	2,778,436	775,142	1,042,358	6,200,922	0
Burt A. Adelman	30,000	902,009	262,800	176,000	4,564,538	0
Thomas J. Bucknum	0	0	160,150	138,850	2,097,185	0
Hans Peter Hasler	0	0	37,500	152,500	0	0
Peter N. Kellogg...........	0	0	103,750	216,250	0	0
James L. Vincent	0	0	1,143,334	0	4,437,000	0

(1) The value of unexercised in-the-money options at year-end assumes a fair market value for our common stock of $40.06, the closing sale price on December 31, 2002.

Pension Plan

We have a tax-qualified defined benefit pension plan in which all regular U.S. employees participate as of the first day of the quarter following date of hire. Benefits are expressed as cash balance accounts. At the end of each plan year, the participant's cash balance account is increased by an amount equal to a basic credit ranging from 2% to 15% of the participant's compensation during the year depending on the participant's age. In addition, a participant may receive a supplemental credit equal to 3% (or the participant's basic credit percentage, if less) of compensation during the year in excess of the participant's Social Security covered compensation level. Account balances grow each year at a specified rate of interest equal to the average of the One-Year Treasury Bill (T-bill) rate for the prior year plus 1%. The plan's interest credit will not be less than 5.25% nor more than 10%. A participant is eligible to retire and begin receiving his or her vested benefit from the plan as early as age 55. The total account balance is converted to a monthly pension at retirement. Alternatively, a participant may elect to receive his or her account balance as a lump sum. For 1995 and earlier years, the plan's benefit formula provided at different times varying amounts of benefit accrual. A participant's vested interest in the plan is subject to a graded vesting schedule based on years of service and fully vests after seven years of service.

We also maintain a Supplemental Executive Retirement Plan ("SERP"). The SERP provides senior executives with benefits that, due to tax law limits, cannot be paid from the tax-qualified pension plan. For certain senior executives, the SERP also preserves the level of retirement benefits provided under the pension plan's benefit formula before its amendment effective in 1989 to comply with the Tax Reform Act of 1986.

The following table shows estimated annual benefits payable upon normal retirement (age 65) for life under the pension plan and the SERP. These estimates assume that account balances will grow 7% each year, that the participant will work for us until normal retirement age, and that the participant's compensation level equals the amounts shown below for each year of service.

Current Salary Plus Bonus	Annual 15	Benefit 20	Based on 25	Years of 30	Service 35
300,000	94,000	130,000	174,000	229,000	296,000
400,000	127,000	177,000	237,000	313,000	405,000
500,000	160,000	224,000	301,000	397,000	515,000
600,000	193,000	270,000	364,000	481,000	625,000
700,000	226,000	317,000	427,000	566,000	734,000
800,000	260,000	364,000	490,000	650,000	844,000
900,000	293,000	410,000	554,000	734,000	953,000
1,000,000	326,000	457,000	617,000	818,000	1,063,000
1,100,000	359,000	504,000	680,000	902,000	1,173,000
1,200,000	392,000	550,000	743,000	986,000	1,282,000
1,300,000	425,000	597,000	807,000	1,070,000	1,392,000
1,400,000	458,000	644,000	870,000	1,155,000	1,502,000
1,500,000	491,000	690,000	933,000	1,239,000	1,611,000
1,600,000	524,000	736,000	995,000	1,322,000	1,719,000
1,700,000	557,000	783,000	1,059,000	1,406,000	1,829,000
1,800,000	591,000	830,000	1,122,000	1,490,000	1,938,000
1,900,000	624,000	876,000	1,185,000	1,574,000	2,048,000
2,000,000	657,000	923,000	1,248,000	1,658,000	2,158,000

The (i) current pensionable earnings (salary and bonus), (ii) current years of service and (iii) total service at age 65 for each of the Named Executive Officers are as follows: Mr. Mullen, $1,610,000, 13.5 years and 35 years (projected); Mr. Vincent, $598,748, 16.75 years and 16.75 years (actual); Dr. Adelman, $543,863, 11.5 years and 27 years (projected); Mr. Bucknum, $494,125, 6.75 years and 15.5 years (projected); Mr. Hasler, $530,863, 1.5 years and 20.5 years (projected); and Mr. Kellogg, $529,290, 2.5 years and 20.5 years (projected).

We also maintain a Voluntary Executive Supplemental Savings Plan ("Executive Savings Plan"). The Executive Savings Plan provides executive officers with additional tax-deferred savings supplementing those available under our tax-qualified savings plan. The Executive Savings Plan allows executive officers to make savings deposits to the Executive Savings Plan with matching contributions on the same basis as provided in our tax-qualified savings plan, except that matchable savings deposits under the Executive Savings Plan may not exceed the limits on elective deferrals imposed by the Internal Revenue Code of 1986, as amended, reduced by the executive officer's savings deposits for the year under our tax-qualified savings plan. The Executive Savings Plan allows executive officers to make additional, unmatched savings deposits from base salary or bonus if they elect to do so.

Employment Agreements and Change of Control Arrangements

We have an employment agreement with James C. Mullen, our Chairman, President and Chief Executive Officer. The agreement provides for Mr. Mullen's employment as our President and Chief Executive Officer and provides that he will serve as the Chairman of our Board of Directors. This employment agreement has an initial term which runs until January 1, 2006 and which is automatically extended on a day to day basis commencing on January 1, 2004, unless either party gives notice of non-renewal. The agreement provides that Mr. Mullen receive a minimum annual base salary of $900,000 during the term and provides for an annual target bonus opportunity equal to his annual base salary. Mr. Mullen is also entitled under the terms of the agreement to executive life insurance and an annual stipend of up to $50,000 for the purposes of financial planning and tax preparation services.

Mr. Mullen's employment agreement provides that he will receive severance payments in the event of termination of his employment by us (other than a termination for "cause," as defined in the employment agreement, or voluntarily by Mr. Mullen without "good reason", as defined in the employment agreement, and includes the occurrence of certain events after a change of control) or by Mr. Mullen with good reason, including a lump sum payment in an amount equal to two times the sum of (x) his annual base salary and (y) his annual target bonus. If payments in an amount greater than $100,000 made to Mr. Mullen under the employment agreement (or any other plan or agreement) are subject to excise tax under the provisions of Section 4999 of the Internal Revenue Code, the agreement provides that we will pay him an additional amount such that the amount retained by him would equal the net amount of payments which would have been received by him absent application of the excise tax. Also, in the event of a legal proceeding related to the agreement which occurs on or following a change of control, we will pay Mr. Mullen's reasonable legal fees and expenses related to such proceeding.

Mr. Mullen has agreed, pursuant to the employment agreement, not to compete with us for a period of one year following termination of his employment (such period being reduced to six months for a termination on or following the occurrence of a change of control).

We also have employment agreements with Burt A. Adelman, Thomas J. Bucknum, Hans Peter Hasler and Peter N. Kellogg. These agreements provide each senior executive with executive life insurance, tax preparation services and specified target bonuses for each year. The agreements also provide that the executives receive compensation in the event of termination of the executive's employment, other than for cause, in the amount of the greater of (i) base salary and certain medical benefits, for nine months or until alternative employment is obtained, if earlier; and (ii) an amount obtained by taking into account the executive's years of service and annual compensation, including salary and bonus, as of the date of termination, which amount may not exceed 150% of the executive's annual compensation as of the date of termination.

Mr. Kellogg's employment agreement also sets forth certain benefits to which he is entitled in connection with his hiring and relocation in 2000 to our headquarters in Cambridge, Massachusetts. Such benefits include an interest-free mortgage loan secured by the real property acquired with the loan, reimbursement of mortgage-related costs on his former home, a bridge loan on the equity of his former home, which loan has been repaid, and a contingent signing bonus which vests over three years.

Mr. Hasler's employment agreement also sets forth certain benefits to which he is entitled in connection with his hiring and relocation in 2001 to our headquarters in Cambridge, Massachusetts. Such benefits include an interest-free mortgage loan secured by the real property acquired with the loan and a contingent signing bonus which vests over three years.

In July 2002, we entered into a letter agreement with James L. Vincent, the former Chairman of our Board of Directors, in connection with Mr. Vincent's retirement as Chairman and resignation as a member of the Board of Directors. Under the terms of the letter agreement, we paid Mr. Vincent the lump sum amount of $4,647,792 in severance and provided him with certain other benefits. The severance and other benefits are consistent with the terms of Mr. Vincent's employment agreement. We further agreed that Mr. Vincent would receive credit for vesting through December 2002 for the stock options that were still subject to repurchase as of his resignation date. The remaining options that were subject to repurchase as of his resignation date were terminated. In connection with Mr. Vincent's retirement, we sold Mr. Vincent certain company assets, the value of which was determined by an independent third party appraiser.

The 1985 Plan provides that if options are assumed or replaced in a non-hostile change of control and a designated employee (includes all of our executive officers) or director is either terminated other than for cause or leaves for good reason at any time within two years following a non-hostile change of control, his or her options, as assumed or replaced, will accelerate and become fully exercisable until the earlier of one year following his or her termination date and the option expiration date. The 1985 Plan also provides that if we elect to terminate the plan or cash out options prior to a non-hostile change of control, the stock options of executive officers as well as all other employees and directors will accelerate and become fully exercisable immediately prior to the change of control. In the event of a hostile change of control, the 1985 Plan provides that the stock options of executive officers as well as all other employees and directors will accelerate and become fully exercisable immediately prior to change of control.

Compensation Committee Interlocks and Insider Participation

In 2002, Roger H. Morley, Harold W. Buirkle, Mary L. Good, Phillip A. Sharp, James L. Vincent and Eckhard Pfeiffer served as members of the Compensation and Management Resources Committee (now known as the Compensation and Management Development Committee), which makes recommendations to our Board of Directors concerning remuneration and benefits for senior executives, administers our stock option plans and reviews executive development and succession. Mr. Vincent served as Chairman of our Board of Directors until his resignation in July 2002, at which time he also resigned as a director and as a member of the Compensation and Management Resources Committee. Dr. Sharp served on the Compensation and Management Resources Committee until the end of 2002. In 2002, no member of the Compensation and Management Resources Committee served as a member of the board of directors or compensation committee of any company that has an executive officer serving as a member of our Board of Directors or the Compensation and Management Resources Committee.

REPORT ON COMPENSATION PHILOSOPHY
BY THE COMPENSATION AND MANAGEMENT
DEVELOPMENT COMMITTEE

Having attained our goal of becoming a fully-integrated pharmaceutical company, Biogen continues to focus on achieving sustained growth and development. Biogen's current strategy towards this objective is to maintain the market leadership of AVONEX® (Interferon beta-1a) in the face of increasing competition, successfully launch and grow the market share of AMEVIVE® (alefacept), develop drugs from our current pipeline, continue to fill our pipeline so that we can bring new drugs to market in the future, continue to foster the creative energies of our internal research group as a source of new development programs, and do all of this in a financially responsible way so as to maximize value for Biogen's stockholders. Biogen's achievements in 2002 reflect our efforts toward fulfilling this strategy. These achievements included: exceeding $1 billion in revenues for the second consecutive year; exceeding $1 billion in revenues from sales of AVONEX; maintaining AVONEX as the worldwide market leader among multiple sclerosis therapies; continuing to move AMEVIVE forward in the FDA approval process and ultimately obtaining FDA approval in January 2003; in collaboration with Elan Corporation, successfully enrolling four Phase 3 studies of ANTEGREN® (natalizumab), two in multiple sclerosis and two in Crohn's disease; in collaboration with ICOS Corporation, successfully initiating a Phase 2a study of an adenosine A1 receptor antagonist small molecule product in psoriasis; continuing progress in clinical development programs; and substantially completing the construction of a large scale manufacturing facility in Research Triangle Park, North Carolina.

Biogen has chosen challenging goals. Biogen's success in achieving our mission to date and the magnitude of this success are due in large part to our philosophy and practice of recruiting, motivating and retaining executive officers with demonstrated talent and managerial leadership skills typically gained from successful experiences in positions of greater scope and responsibility in biotechnology and other industry settings. A competitive compensation program has been a crucial part of our efforts. Biogen's executive compensation program consists of three parts: (i) base salary and benefits, (ii) annual bonus and (iii) stock options. Biogen's target for total compensation is to be competitive with major biotechnology companies, generally those peer companies with significant revenues and at least one product successfully developed and marketed, and with pharmaceutical industry companies, on a size-adjusted basis. In 2002, the total compensation package paid to Biogen's executive officers was competitive with such companies with respect to cash compensation and the value of stock options granted. Individual compensation decisions are made with reference to progress toward corporate goals.

Base Salary and Benefits

The Committee's philosophy is to maintain the base salary of executive officers at a competitive level sufficient to recruit individuals possessing the skills and values necessary to achieve our vision and mission over the long term. Determinations of appropriate base salary levels and other compensation elements are generally made through participation in a variety of industry surveys and studies, as well as by monitoring developments in key industries such as the biotechnology and pharmaceutical industry. Periodic adjustments in base salary relate to competitive factors and to individual performance evaluated against pre-established objectives. Executive officers are also entitled to participate in benefit plans generally available to employees and to receive executive life insurance and other benefits as described elsewhere in this Proxy Statement.

Annual Bonus

The Committee, in its discretion, may award bonuses to executive officers. The Committee pays bonuses based on each executive officer's achievement of his or her performance goals as well as Biogen's achievement of major corporate goals. The intent of the annual bonus is to motivate and reward performance of executive officers measured against distinct and clearly articulated goals, with a view towards the competitive compensation practices of the biotechnology and pharmaceutical industry. The goals vary with responsibilities and are based on individual milestones rather than overall measures of our performance. In 2002, these goals included: achieving certain commercial milestones with respect to AVONEX; bringing AMEVIVE closer to regulatory approval in the U.S. and ultimately obtaining approval in January 2003; achieving certain clinical milestones with respect to our key development-stage products, including ANTEGREN and the adenosine A1 receptor antagonist small molecule product; achieving certain research and development milestones with respect to our product pipeline; the substantial completion of construction of large-scale manufacturing capacity in Research Triangle Park, North Carolina; and completing key human resource development efforts.

Stock Options

Stock options are a fundamental element in the total compensation program because they emphasize long-term performance as measured by creation of stockholder value and foster a community of interest between stockholders and employees. Options are granted to all regular full-time employees, and particularly to key employees likely to contribute significantly to Biogen. In determining the size of an option grant to an executive officer, the Committee considers not only competitive factors, changes in responsibility and the executive officer's achievement of individual pre-established goals, but also the number and terms of options previously granted to the executive officer. In addition, the Committee usually makes a significant grant of options when an executive officer joins Biogen. Until December 13, 2002, the Stock and Option Plan Administration Committee, consisting of Harold W. Buirkle and Roger H. Morley, determined the size of option grants to executive officers. The Stock Option Plan and Administration Committee was disbanded in December 2002, and the Compensation and Management Development Committee has since taken over the role of determining the size of such option grants. If the 2003 Omnibus Equity Plan is approved by the stockholders at the meeting, the Committee will also determine the type and size of equity grants that should be made to executive officers under the 2003 Omnibus Equity Plan.

Options are granted, as a matter of policy, at 100% of the fair market value on the date of grant. Option grants are generally made to executive officers upon the commencement of employment and at regular intervals, but other awards may be made as well. Some of our stock option plans also provide for option grants to directors. Options granted to employees generally vest over periods ranging from four to seven years after grant.

Chief Executive Officer Compensation

The compensation of James C. Mullen reflects the Committee's general compensation philosophy. Mr. Mullen's compensation as Chief Executive Officer in 2002 was not formula-based, but rather was determined by the Committee based on its assessment of Mr. Mullen's performance, review of data showing the compensation of Mr. Mullen's peers in the pharmaceutical and biotechnology industries, and Mr. Mullen's election as Chairman of the Board of Directors in July 2002. The Committee evaluated Mr. Mullen's performance by considering various factors, including the breadth of Mr. Mullen's responsibilities and progress made by Biogen toward its goals as measured by the Committee's assessment of the performance of the key departments. In 2002, the quality of Mr. Mullen's performance was reflected in Biogen's progress toward its goals.

In determining the number of options to be granted to Mr. Mullen, the Committee considered not only competitive factors and Mr. Mullen's performance, but also the number and terms of options previously granted.

Impact of Internal Revenue Code Section 162(m)

Internal Revenue Code Section 162(m) precludes us from taking a deduction for compensation in excess of $1 million paid to the Named Executive Officers. Certain qualified performance-based compensation is excluded from this limitation. In 2002, we were able to fully deduct compensation paid to Named Executive Officers, except for a portion of the compensation paid to Mr. Mullen, our Chairman, President and Chief Executive Officer. In awarding the compensation to Mr. Mullen, the Board of Directors and the Committee determined that the effect on Biogen of being disallowed the deduction was outweighed in light of Mr. Mullen's performance and a review of data showing the compensation of Mr. Mullen's peers in the pharmaceutical and biotechnology industries. On April 11, 2003, the Board of Directors voted to adopt the Performance Based Management Incentive Plan ("MIP"). At the meeting, Biogen is requesting that stockholders approve the MIP so that Biogen will be able to exclude compensation paid to any Named Executive Officer under the MIP from the $1 million limitation of Section 162(m). If the MIP is approved by stockholders at the meeting, the Committee will be responsible for administering the MIP. If Section 162(m) will impact Biogen in the future, the Board of Directors and the Committee will assess the practical effect on executive compensation and Biogen, and determine what action, if any, is appropriate while maintaining the discretion to compensate its executive officers in a manner consistent with our compensation policies without regard to deductibility.

The Role of the Committee

Compensation decisions for executive officers are made by the Committee and, in the case of the Chief Executive Officer, ratified by the Board of Directors based on recommendations from the Committee.

The Compensation and Management Development Committee of the Board of Directors
    Mary L. Good (Chair)
    Harold W. Buirkle
    Roger H. Morley
    Eckhard Pfeiffer

RELATED PARTY TRANSACTIONS

The following table sets forth the information with respect to (i) hiring bonuses in the form of forgivable loans made to certain executive officers, and (ii) mortgage loans made to certain executive officers in connection with their relocation to our headquarters in Cambridge, Massachusetts:

Name and Principal Position	Type of Loan	Date of Loan	Amount of Loan($)	Largest Amount of Indebtedness in 2002($)	Amount Outstanding as of 12/31/2002($)
Peter N. Kellogg.............. Executive Vice President — Finance and Chief Financial Officer	Forgivable(1)(2)(4) Mortgage(1)(3)(4)	8/7/00 8/7/00	200,000 1,000,000	107,692 1,000,000	41,026 1,000,000
Hans Peter Hasler .... Executive Vice President — Commercial Operations	Forgivable(1)(2) Mortgage(1)(3)	8/1/01 8/1/01	250,000 250,000	224,359 250,000	141,026 250,000
Craig Eric Schneier .... Executive Vice President — Human Resources	Forgivable(1)(2)	10/8/01	250,000	233,974	150,641

(1) Interest is imputed on the forgivable loans as the principal amount is forgiven. Mortgage loans are interest-free.

(2) The principal amount of the forgivable loans is forgiven bi-weekly, on a pro rata basis, over the first three years of employment. Generally, in the event of a termination without cause and other than for poor performance, the then remaining principal amount is immediately forgiven, and, in the event of a termination with cause or a voluntary termination, the then remaining principal amount accelerates and becomes due at a fixed date after termination.

(3) Mortgage loans are secured by the residences purchased with the loan proceeds. The mortgage loans are generally due and payable on the fifth anniversary of the officer's employment start date. In the event that an officer voluntarily terminates his employment or his employment is terminated for cause, the entire amount of the mortgage loan will generally be required to be repaid on the earlier of six months following such termination of employment or the sale of the residence secured by the loan.

(4) Mr. Kellogg's mortgage loan further provides that his loan becomes due and payable on the earlier of the fifth anniversary of his start date or eighteen months following the point in time that the value of his vested stock options exceeds the then outstanding balance of the loan. In the event that the value of his vested stock options does not exceed the then outstanding balance of the loan as of the fifth anniversary of his start date, the loan becomes due and payable on the seventh anniversary of his start date. In the event of a termination without cause or a change of control that results in Mr. Kellogg's termination, the entire amount of the forgivable and mortgage loans are forgiven.

In August 2002, we entered into an agreement with Craig Eric Schneier, Executive Vice President — Human Resources, in which our existing commitment to provide Dr. Schneier with a $250,000 mortgage loan was cancelled in exchange for our agreement to reimburse Dr. Schneier for the additional interest expense he would incur to his commercial lender resulting from such cancellation. As a result, we will pay Dr. Schneier an additional $1,323 per month beginning on August 15, 2002 and continuing until such time as Dr. Schneier would have been obligated to repay the cancelled mortgage loan in accordance with the terms of the promissory note evidencing the original mortgage commitment, as described in footnote 3 of the preceding table.

In connection with the retirement of James L. Vincent's as Chairman of our Board of Directors, we sold Mr. Vincent certain company assets, the value of which was determined by an independent third party appraiser.

**STOCK PERFORMANCE GRAPH**

The following graph compares the yearly percentage change in our cumulative total shareholder return on our common stock during a period commencing on December 31, 1997 and ending December 31, 2002 (as measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between our share price at the end and the beginning of the period; by (ii) the share price at the beginning of the period) with the cumulative return of the Standard & Poor's 500 Stock Index and the Nasdaq Pharmaceutical Stocks Total Return Index. The Nasdaq Pharmaceutical Stocks Total Return Index, which is calculated and supplied by Nasdaq, represents all companies trading on Nasdaq under the Standard Industrial Classification (SIC) Code for pharmaceutical, including biotechnology, companies. We have not paid dividends, and no dividends are included in the representation of our performance. The stock price performance on the graph below is not necessarily indicative of future price performance.

DOLLARS



	1997	1998	1999	2000	2001	2002
BIOGEN	100.00	228.15	464.54	330.18	315.28	220.23
Standard & Poor's 500	100.00	129.03	156.28	142.38	125.58	97.72
Nasdaq Pharmaceutical Stocks Total Return Index	100.00	126.94	239.34	298.55	254.43	164.36

PROPOSAL 3

APPROVAL OF OUR 2003 OMNIBUS EQUITY PLAN

Our 2003 Omnibus Equity Plan (the "2003 Plan") was approved by the Board of Directors on April 11, 2003, subject to approval by our stockholders. A copy of our 2003 Plan is attached to this Proxy Statement as Appendix B. Our 2003 Plan is intended to encourage ownership of shares of our common stock by selected employees of Biogen and our subsidiaries and affiliates and to provide an additional incentive to such employees and directors to promote our success. Approximately 2,800 persons will be eligible to participate in the 2003 Plan. The 2003 Plan will be administered by our Compensation and Management Development Committee (the "Committee").

This proposal is also being submitted to stockholders for approval to ensure qualification of our 2003 Plan under Nasdaq rules and to allow us to grant incentive stock options under the plan. In addition, if the 2003 Plan is approved by our stockholders and the other conditions of Internal Revenue Code Section 162(m) relating to performance-based compensation are satisfied, compensation paid to covered officers pursuant to the 2003 Plan will be deductible under Section 162(m).

Description of Principal Features of our 2003 Plan

We may generally grant five types of awards under our 2003 Plan: restricted stock, stock options (including both incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code and nonqualified options ("NQSOs"), which are options that do not qualify as ISOs), phantom stock, stock bonus awards, and other awards (including stock appreciation rights). In addition, the Committee may, in its discretion, make other awards valued in whole or in part by reference to, or otherwise based on, our common stock.

We have reserved a total of 3,100,000 shares of common stock for issuance under our 2003 Plan, subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, reclassification, stock split, subdivision reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. The maximum number of shares of common stock that may be the subject of awards to a participant in any year is 1,500,000. The market price per share of Common Stock on April 1, 2003 was approximately $30.29.

Officers, including our Named Executive Officers, and employees are eligible to receive awards under the 2003 Plan, in the discretion of the Committee. To date, no awards have been granted under our 2003 Plan.

Awards will become exercisable or otherwise vest at the times and upon the conditions that the Committee may determine, as reflected in the applicable award agreement, except that awards of restricted stock, phantom stock, stock bonuses and Other Awards (as defined below) other than stock appreciation rights granted in connection with stock options must vest over the minimum periods, if any, required by the plan, as described below. The Committee has the authority to accelerate the vesting and/or exercisability of any outstanding award, provided that the Committee determines that such acceleration is necessary or desirable in light of extraordinary circumstances. Awards also accelerate automatically under the Plan upon the occurrence of certain events, as described below under "Other Features of the 2003 Plan." Because awards under the 2003 Plan are discretionary, it is not possible to determine the size of future awards.

Restricted Stock.   The Committee may grant restricted shares of common stock to such persons, in such amounts, at such price, if any, and subject to such terms and conditions as the Committee may determine in its discretion, except that grants of restricted stock must vest over a period of not less than three years. Except for restrictions on transfer and such other restrictions as the Committee may impose, participants will have all the rights of a stockholder with respect to the restricted stock. Unless the Committee determines otherwise,

27

termination of employment during the restricted period will result in the forfeiture by the participant of all shares still subject to restrictions. If a participant's employment is terminated "For Cause" (as defined in the 2003 Plan), then the participant will immediately forfeit all shares.

Stock Options.   Options entitle the holder to purchase shares of common stock during a specified period at a purchase price specified by the Committee (but at a price not less than 100% of the fair market value of the common stock on the date the option is granted). Each option granted under the 2003 Plan will be exercisable for a period of 10 years from the date of grant, or such lesser period as the Committee shall determine. Options may be exercised in whole or in part by: the payment of cash of the full option price of the shares purchased; if permitted by the Committee, by tendering shares of common stock held by the person for at least six months with a fair market value equal to the option price of the shares purchased; or, if permitted by the Committee, through a cashless exercise program established with a securities brokerage firm. The 2003 Plan provides that the Committee may stipulate in the applicable agreement that the option may be subject to a repurchase right in favor of Biogen. If a participant's employment is terminated "For Cause", then the participant will immediately lose the right to exercise any unexercised options.

Phantom Stock.   A phantom stock award is an award of the right to receive upon the vesting date an amount of cash, common stock or other property based upon an increase in the value of the common stock during the term of the award. Phantom stock awards will be granted only in lieu of salary or cash bonus otherwise payable to a participant and will be subject to a minimum one year vesting period. If a participant's employment is terminated "For Cause," then the participant will forfeit all unvested phantom stock.

Stock Bonus Awards.   A stock bonus award is an award of common stock made at the discretion of the Committee. Stock bonus awards will only be granted in lieu of salary or cash bonus otherwise payable to a participant and will be subject to a minimum one year vesting period. Otherwise, stock bonus awards will be made upon such terms and conditions (if any) as the Committee may determine. If a participant's employment is terminated "For Cause," then the participant will forfeit all unvested stock.

Other Awards (including Stock Appreciation Rights).   Other forms of awards (including any stock appreciation rights, referred to as "Other Awards") valued in whole or in part by reference to, or otherwise based on, common stock may be granted either alone or in addition to other awards under the 2003 Plan. Other Awards will only be granted in lieu of salary or cash bonus otherwise payable to a participant. Subject to the provisions of the 2003 Plan, the Committee shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Awards shall be granted, the number of shares of common stock to be granted pursuant to such Other Awards and all other conditions of such Other Awards, except that Other Awards (other than stock appreciation rights granted in connection with stock options) will be subject to a minimum one year vesting period. A stock appreciation right may be granted in connection with an option, either at the time of grant or at any time thereafter during the term of the option, or may be granted unrelated to an option. If a participant's employment is terminated "For Cause," then the participant will immediately lose the right to exercise any unexercised stock appreciation rights or Other Awards.

Other Features of the 2003 Plan

Each member of the Committee is currently, and is expected to be in the future, a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code).

The 2003 Plan may be amended by our Board of Directors, subject to stockholder approval where necessary to satisfy applicable laws or regulatory requirements and for amendments which increase the number of shares available under the plan, materially change the class of persons eligible under the plan, would have the effect of materially increasing the benefits accruing to participants under the plan or materially alter the vesting provisions for awards of restricted stock. No award outstanding under our 2003 Plan may be repriced, regranted through cancellation or otherwise amended to reduce the exercise price without the approval of our stockholders. The 2003 Plan will terminate on April 11, 2013, unless such term is extended with the consent of our stockholders. However, awards granted before the termination of the 2003 Plan may extend beyond that date in accordance with their terms.

The 2003 Plan provides that a participant who terminates employment other than for cause, death, disability or retirement shall generally have three months to exercise the vested portion of his or her award. If a participant dies or his or her employment ceases due to total and permanent disability (as determined by the Committee), the award shall become fully exercisable and the participant may generally exercise the award within one year of the participant's cessation.

The 2003 Plan provides that upon a participant's retirement (as defined in the 2003 Plan) awards granted to such participant under the 2003 Plan accelerate and become fully vested for 50% of the number of shares of common stock covered by the unvested awards and for an additional 10% for every year of employment beyond ten years. Upon retirement, awards may generally be exercised within three years of retirement to the extent vested upon retirement.

Awards granted under the 2003 Plan are non-transferable, other than by will, by the laws of descent and distribution, pursuant to a qualified domestic relations order or as otherwise permitted by the Committee.

Awards granted under the 2003 Plan terminate upon our dissolution or liquidation (other than in connection with a merger, consolidation or reorganization). The participant may exercise, immediately prior to the dissolution or liquidation, the award to the extent then exercisable on the date immediately prior to such dissolution or liquidation.

The 2003 Plan provides that if awards are assumed or replaced in a non-hostile change of control and a designated employee (includes all of our executive officers) is either terminated other than "For Cause" or leaves for good reason at any time within two years following a non-hostile change of control, his or her awards, as assumed or replaced, will accelerate and become fully vested or exercisable, as the case may be. Options and stock appreciation rights held by the designated employee are then exercisable until the earlier of one year following the designated employee's termination date and the expiration date of the option or stock appreciation right, as the case may be. The 2003 Plan also provides that if we elect to terminate the plan or cash out stock options or stock appreciation rights prior to a non-hostile change of control, then each affected award of executive officers as well as all other employees will accelerate and become fully exercisable immediately prior to the change of control. In the event of a hostile change of control, the 2003 Plan provides that the awards of executive officers as well as all other employees will accelerate and become fully exercisable immediately prior to the change of control.

New Plan Benefits

There have been no awards granted under the 2003 Plan to date. Additionally, inasmuch as awards under the 2003 Plan will be granted at the sole discretion of the Committee, we cannot determine at this time either the persons who will receive awards under the 2003 Plan or the amount of any such awards.

Certain Federal Income Tax Consequences

Set forth below is a discussion of certain United States federal income tax consequences with respect to awards that may be granted pursuant to the 2003 Plan. The following discussion is a brief summary only, and reference is made to the Internal Revenue Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences of participation in the 2003 Plan.

Incentive Stock Options.   In general, no taxable income is realized by a participant upon the grant of an ISO. If shares of common stock are issued to a participant ("Option Shares") pursuant to the exercise of an ISO and the participant does not dispose of the Option Shares within the two-year period after the date of grant or within one year after the receipt of such Option Shares by the participant (a "disqualifying disposition"), then, generally (i) the participant will not realize ordinary income with respect to the option and (ii) upon sale of such Option Shares, any amount realized in excess of the exercise price paid for the Option Shares will be taxed to such participant as capital gain. The amount by which the fair market value of the common stock on the exercise date of an ISO exceeds the purchase price generally will, however, constitute an item which increases the participant's "alternative minimum taxable income."

If Option Shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the Option Shares at the time of exercise (or, if less, the amount realized on the disposition of the Option Shares) over the exercise price paid for the Option Shares.

Subject to certain exceptions, an ISO generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as an NQSO as discussed below.

Nonqualified Stock Options.   In general, no taxable income is realized by a participant upon the grant of an NQSO. Upon exercise of an NQSO, the participant generally would include in ordinary income at the time of exercise an amount equal to the excess, if any, of the fair market value of the Option Shares at the time of exercise over the exercise price paid for the Option Shares.

In the event of a subsequent sale of Option Shares received upon the exercise of an NQSO, any appreciation after the date on which taxable income is realized by the participant in respect of the option exercise should be taxed as capital gain in an amount equal to the excess of the sales proceeds for the Option Shares over the participant's basis in such Option Shares. The participant's basis in the Option Shares will generally equal the amount paid for the Option Shares plus the amount included in ordinary income by the participant upon exercise of the NQSO.

Restricted Stock.   A participant will not recognize any income upon the receipt of restricted stock unless the holder elects under Section 83(b) of the Internal Revenue Code, within thirty days of such receipt, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the election is made, the holder will not be allowed a deduction for amounts subsequently required to be returned to us. If the election is not made, the holder will generally recognize ordinary income, on the date that the restrictions to which the restricted stock are subject are removed, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. At the time the holder recognizes ordinary income, we generally will be entitled to a deduction in the same amount.

Generally, upon a sale or other disposition of restricted stock with respect to which the holder has recognized ordinary income (*i.e.,* a Section 83(b) election was previously made or the restrictions were previously removed), the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the holder's basis in such shares.

Other Types of Awards.   The grant of a stock appreciation right will not result in income for the grantee or in a tax deduction for us. Upon the settlement of such a right or the payment of a stock bonus award, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

Vote

Our Board of Directors believes that approval of the 2003 Plan is advisable to give us the flexibility needed to attract and retain skilled and motivated employees. OUR BOARD OF DIRECTORS RECOMMENDS APPROVAL OF THE 2003 OMNIBUS EQUITY PLAN.

DISCLOSURE WITH RESPECT TO OUR EQUITY COMPENSATION PLANS

We maintain the 1985 Plan, the 1982 Incentive Stock Option Plan, as amended and restated through December 13, 2002 (the "1982 Plan"), the 1987 Scientific Board Stock Option Plan, as amended and restated through February 7, 2003 (the "1987 Plan"), the 1983 Employee Stock Purchase Plan, as amended and restated through April 11, 2003 (the "U.S. ESPP"), and the 1994 International Employee Stock Purchase Plan, as amended and restated through December 14, 2001 (the "International ESPP").

Equity Compensation Table

The following table provides information as of December 31, 2002 about the number of shares of common stock to be issued upon exercise of outstanding options under the 1982 Plan, the 1985 Plan and the 1987 Plan, the weighted-average exercise price of outstanding options under the 1982 Plan, the 1985 Plan and the 1987 Plan, and the number of shares of common stock available for future issuance under all of our equity compensation plans. The table does not include information with respect to shares of common stock that may be issued under the 2003 Plan, if the 2003 Plan is approved by stockholders at the meeting, or the additional 500,000 shares that may be issued under the U.S. ESPP, if the amendment to the U.S. ESPP is approved by stockholders at the meeting.

Equity Compensation Plan Information

Plan Category(1)	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(2)	4,368,881	$13.96	164,379
Equity compensation plans not approved by security holders(3)	15,040,210	48.81	5,908,281
Total	19,409,091	41.66	6,072,660

(1) Under the 1985 Plan, the number of shares available for grant is reduced by the number of shares which are subject to options or have been sold pursuant to options granted under the 1982 Plan. Under the 1982 Plan, the number of shares available for grant will be reduced by the number of shares which are subject to options or have been sold pursuant to options granted under the 1985 Plan.

(2) Represents the number of shares of common stock reserved for issuance under the 1987 Plan and 36,908,000 shares of common stock reserved for issuance under the 1985 Plan and the 1982 Plan. Column (c) also includes shares of common stock under the U.S. ESPP.

(3) Represents 17,300,000 shares of common stock reserved for issuance under the 1985 Plan. Column (c) also includes shares of common stock under the International ESPP.

Description of the Material Features of Equity Compensation Plans Not Approved by Stockholders

The 1985 Plan was last approved by our stockholders on June 23, 1995. Since that time, our Board of Directors has increased the number of shares of common stock available for issuance under the 1985 Plan and made other material amendments to the 1985 Plan. The International ESPP has never been submitted to the stockholders for approval. All shares authorized for issuance under the 1982 Plan, the 1987 Plan and the U.S. ESPP have been approved by our stockholders. Under the 1985 Plan, the number of shares available for grant is reduced by the number of shares which are subject to options or have been sold pursuant to options granted under the 1982 Plan. The 1982 Plan shares the same share pool as the 1985 Plan. Under the 1982 Plan, the number of shares available for grant is reduced by the number of shares which are subject to options or have been sold pursuant to options granted under the 1985 Plan.

The 1985 Non-Qualified Stock Option Plan

The purpose of the 1985 Plan is to attract, retain and motivate employees and directors through the issuance of stock options and to encourage ownership of shares of common stock by employees and directors. The 1985 Plan is administered by the Committee. Options under the 1985 Plan must be non-qualified stock options and may be granted to each employee who is deserving by reason of performance, merit, promotion or upon initial hire. Non-employee directors who are appointed or elected as directors receive options to purchase 20,000 shares of common stock upon first being appointed or elected to the Board of Directors, 8,000 of which vest on the first anniversary of the grant date and the remaining 12,000 which vest in equal installments on the second and third anniversaries of the grant date. Non-employee directors who are appointed or elected as directors also receive options to purchase 10,000 shares of common stock on each anniversary date of their appointment or election to the Board or the anniversary of their previous grant, if different, 4,000 of which vest on the first anniversary of the grant date and the remaining 6,000 which vest in equal installments on the second and third anniversaries of the grant date.

Except as otherwise determined by the Committee, options under the 1985 Plan are granted with an exercise price equal to fair market value. In no event may options be granted at less than the par value per share of common stock. Options generally expire not more than 10 years from the date of grant.

The Committee determines, subject to the provisions of the 1985 Plan, the number of options granted and the terms of the options including vesting, expiration and price, provided that in no event may any optionee be granted in any calendar year options to purchase or receive more than 2,400,000 shares. Options generally vest in four equal installments over four years on each anniversary of the grant date. If the optionee terminates employment or ceases to be a director due to total and permanent disability (as determined by the Committee), the option becomes fully vested and the optionee may generally exercise the option within one year after the Committee's determination of disability, or within a different period determined by the Committee (but in no event later than the expiration of the option). If the optionee dies while he or she is an employee or director, his or her option becomes fully vested as of the date of death and the optionee's legal representative may generally exercise such option within one year of the date of death (but in no event later than the expiration of the option). If the optionee retires after the age of 55 with ten years of service as an employee or director, the option becomes vested for fifty percent of the number of shares that are unvested and an additional ten percent of unvested options for every year of service beyond ten years. Retirement options may be exercised for three years after the optionee's retirement date. Generally, upon a director's resignation as a director after six years of service, he or she may exercise the option within the originally prescribed term of the option to the extent that the option had vested as of the date of his or her resignation. If an optionee is terminated for cause, the option immediately terminates and the optionee does not have any right to exercise options that had vested as of the termination date. If the optionee ceases to be an employee or director for any other reason, the option is generally exercisable for three months after the employee's last date of employment to the extent that the option had vested as of the optionee's last date of employment.

Options granted under the 1985 Plan are non-transferable, other than by will, by the laws of descent and distribution, pursuant to a qualified domestic relations order or as otherwise permitted by the Committee.

Except for transfers pursuant to qualified domestic relations order or as otherwise permitted by the Committee, options may be exercised during the optionee's lifetime solely by the optionee.

Under the 1985 Plan, appropriate adjustments will be made in the event that our common stock is changed into or exchanged for a different number or kind of shares or other securities of Biogen or of another corporation by reason of any reorganization, merger, consolidation, recapitalization, reclassification, change in par value, stock split, combination of shares, stock dividend, or the like. The options granted under the 1985 Plan terminate upon the dissolution or liquidation of Biogen (other than in connection with a reorganization, merger or consolidation). Under the 1985 Plan, the optionee (or the optionee's survivors) has the right, immediately prior to any dissolution or liquidation, to exercise the option to the extent vested as of the date immediately prior to the date of the dissolution or liquidation. The 1985 Plan will terminate on December 31, 2011. The 1985 Plan may be amended by the Committee or the Board of Directors except that stockholder approval is required to the extent necessary to comply with the rules of any stock exchange upon which our stock is then listed.

The 1985 Plan provides that if options are assumed or replaced in a non-hostile change of control and a designated employee (includes all of our executive officers) or director is either terminated other than for cause or leaves for good reason at any time within two years following a non-hostile change of control, his or her options, as assumed or replaced, will accelerate and become fully exercisable until the earlier of one year following his or her termination date and the option expiration date. The 1985 Plan also provides that if we elect to terminate the plan or cash out options prior to a non-hostile change of control, the stock options of executive officers as well as all other employees and directors will accelerate and become fully exercisable immediately prior to the change of control. In the event of a hostile change of control, the 1985 Plan provides that the stock options of executive officers as well as other employees and directors will accelerate and become fully exercisable immediately prior to the change of control.

The 1985 Plan also contains an evergreen provision under which the number of shares available for issuance under the plan automatically increases, as of the first day of each fiscal year, commencing on January 1, 2003, by an amount equal to the lesser of (i) 3,695,000 shares, as adjusted to reflect any stock split, stock dividend, combination, recapitalization or similar transactions, or (ii) 2.5% of the number of shares of common stock outstanding on the last trading day of the immediately preceding fiscal year. Under this provision, the number of shares available for issuance under the 1985 Plan was increased by 3,695,000 shares on January 1, 2003. Our Board of Directors has determined that, subject to the approval of the 2003 Plan by stockholders at the meeting, the evergreen provision will be removed from the 1985 Plan retroactive to December 31, 2002. As a result, the increase of 3,695,000 shares on January 1, 2003 will be cancelled if the 2003 Plan is approved at the meeting.

As of December 31, 2002, an aggregate of 28,160,067 shares have been issued upon the exercise of options under the 1985 Plan, an aggregate of 18,510,091 shares are issuable upon the exercise of outstanding options under the 1985 Plan, and an aggregate of 5,831,890 shares remained available for issuance under the 1985 Plan.

International ESPP

The International ESPP became effective on October 1, 1994 and was amended effective December 31, 2001. 120,000 shares of common stock were originally authorized for issuance under the International ESPP. As of December 31, 2002, 76,391 shares remained authorized for issuance under the International ESPP.

The International ESPP is administered by the Committee. Employees working 20 hours or more per week and who reside and perform their principal duties outside the United States and are not subject to the income tax laws of the United States are eligible to participate. Employees who own more than 5% of our stock may not participate. To participate, an employee enrolls in the plan prior to any Enrollment Date, as defined below, makes a contribution by check, not to exceed, in any six-month period, the lesser of (i) 5% of the participant's annual compensation or (ii) $2,500. The International ESPP has two six-month offering periods per year. The offering periods begin on January 1 and July 1 (the "Enrollment Dates"). On each Enrollment Date, each participant receives an option to purchase shares of common stock on each monthly Share Purchase Date, as defined below, at an exercise price equal to the lesser of 85% of (i) the fair market value of the common stock on the Enrollment Date, or (ii) the fair market of the common stock on each monthly Share Purchase Date (the "Employee Share Price"). Not less than monthly, the custodian of the International ESPP purchases directly from us, or if authorized by the Committee, in the open market, the total number of shares of common stock purchasable with the funds withheld from each participant's compensation as of that date (a "Share Purchase Date"). If the shares of common stock are purchased in the open market, we are obligated to contribute the dollar amount necessary to make up the difference between the Employee Share Price and the fair market value of the shares of common stock on the Share Purchase Date. If the shares of common stock are purchased directly from us, we are obligated to sell such shares to the custodian at a price equal to the Employee Share Price on the Share Purchase Date. We are also obligated to pay all brokerage commissions payable in connection with the purchase of shares of common stock, transfer taxes payable in connection with the delivery of shares of common stock to participants, the costs and expenses incurred in the administration of the International ESPP, and the fees and expenses of the custodian.

A participant will be deemed to have withdrawn from the International ESPP upon (i) a termination of his or her employment, or a change in the participant's residence, tax status or duties such that he or she no longer qualifies to be a participant, (ii) the death of the participant, (iii) the filing with or levying of any judgment, attachment, garnishment, or any court order affecting either the participant's earnings or his or her account under the plan; (iv) termination of the plan prior to its expiration; and (v) expiration of the plan. No options may be granted under the International ESPP after December 31, 2007. Options granted to a participant under the International ESPP may not be transferred other than by will or the laws of descent and distribution.

The number and kind of shares authorized for issuance under the International ESPP is subject to adjustment in the event that the outstanding shares of common stock are changed into or exchanged for a different number or kind of shares or other securities of Biogen or another corporation by reason of a merger, reorganization, consolidation, recapitalization, stock split, stock dividend or the like. In addition, appropriate adjustment of the shares and the Employee Share Price of outstanding options will be made to prevent dilution or enlargement of the rights granted to or available for participants so that each option holder is in a position equivalent to the position that the option holder would have been had the option holder exercised the options immediately prior to the applicable event.

PROPOSAL 4

APPROVAL OF OUR PERFORMANCE
BASED MANAGEMENT INCENTIVE PLAN

On April 11, 2003, our Board of Directors voted to adopt the Performance Based Management Incentive Plan ("MIP"). A copy of the MIP is appended to this Proxy Statement as Appendix C. Internal Revenue Code Section 162(m) precludes us from taking a deduction for compensation for Federal income tax purposes in excess of $1 million paid to any Named Executive Officer. Certain qualified performance-based compensation is excluded from this limitation. Compensation to be paid under the MIP will be excluded from the Section 162(m) limitation if the MIP is approved by stockholders. The purpose of the MIP is to attract and retain skilled employees, and to motivate and reward employees for exceptional performance.

Material Terms of the MIP

MIP participants will include executive officers and certain other key employees of Biogen and our subsidiaries and affiliates who are nominated by the Chairman of our Board of Directors and approved by the Committee. Unless otherwise permitted by the Committee, executive officers and key employees approved for participation in the MIP shall be excluded from participation in any of our other cash bonus or incentive programs.

The MIP is intended to supplement a person's salary and result in total cash compensation for above average performance that will exceed the average compensation level of comparable companies.

Participants may receive incentive awards under the MIP on the basis of percentages established in advance as recommended by the Chairman and approved by the Committee as part of our annual compensation plan. In connection with the planning of their performance goals for the plan year, the Chairman recommends, for approval by the Committee, the target incentive award for each participant (expressed as a percentage of the annual base pay of the participant). The target incentive award for each participant will be established in accordance with guidelines established by the Compensation and Management Development Committee. Because of the many variables in establishing base salary structures, the MIP does not contemplate achieving any degree of uniformity in the relationship of incentive awards to annual base pay. Therefore, the range of target incentive awards will be rather broad. The guidelines will generally be as follows: relative significance of the individual's function in directly influencing our performance; the target incentive awards for individuals in similar roles at competing companies; and the relative competitive total compensation for the respective positions.

The Committee will determine and approve the terms and performance goals of the MIP at the beginning of each fiscal year. Each year, the Committee will establish a formula for determining the amount of incentive award a participant may actually receive and such formula will specify the participants or class of participants to which such formula applies. Generally, a formula established by the Committee will reflect both (i) company-wide goals ("Corporate Goals") which generally should be based on key elements of our annual operating plan and (ii) specific goals relating to the performance of the respective participant ("Individual Goals"). Corporate Goals and Individual Goals will be objective and the formula shall be objective and state the method for computing the amount that may be paid to a participant if the performance goal or goals are attained. A formula established by the Committee may provide that if certain specified goals are not met, no incentive awards will be awarded under the MIP for the year to which such formula applies. The Committee may award a participant an incentive award that is less than, equal to or greater than his or her target incentive award, provided that the calculation shall not be discretionary but rather shall be pursuant to an objective formula for computing the amount of compensation payable to the participant.

Notwithstanding any provision of the MIP to the contrary, performance goals shall be based on one or more of the following business criteria: revenue growth; earnings per share; return on capital employed; profits after taxes; total return to stockholder and earnings (before any one or more of the following items: interest, taxes, depreciation or amortization); operating income; cash flow; return on equity; return on invested capital; return on assets; cost reductions or savings; funds from operations; appreciation in the market value of our common stock; progress on our product pipeline; research productivity; movement of programs from research to development; product development; product market share; in-licensing and/or out-licensing; mergers and/or acquisitions; sales of assets and/or subsidiaries; litigation; information services related projects; employee turnover and/or other human resources activities; manufacturing quality; production measures; inventory levels; supply chain management; support services; site, plant, building and/or facility development; government relations; management and director composition; leadership development; and/or talent management. Performance goals will relate to significant and measurable areas that require special attention during the plan year. The purpose is to add special emphasis to those particular activities and reward for their accomplishments. From year-to-year, it is expected that the emphasis will change both in relation to the selected Individual Goals as well as to the importance of such goals in determining the actual incentive award.

Promptly following the close of a year, the respective managers shall evaluate the performance of the participants, determine the extent to which Individual Goals were achieved (in terms of percentage achievement, subject to a maximum percentage established annually by the Committee, which in no event shall be more than 225% and, with assistance from our Executive Vice President - Human Resources, forward a report on such evaluations and determinations to the Committee for review and approval. In all cases, the extent to which Individual Goals were achieved shall be determined only after a self-assessment has been completed. The final determination of the extent to which Corporate Goals were achieved (in terms of percentage achievement, subject to a maximum percentage established annually by the Compensation Committee, which in no event shall be more than 225%) will be made by the Committee, promptly following the availability of year-end financial and operational results. The maximum amount payable to any participant may not exceed $3,500,000.

Our Board of Directors has directed that the MIP be submitted to stockholders for approval at the meeting. Stockholder approval of the MIP is required for us to be able to exclude compensation paid under the MIP to any Named Executive Officer from the $1 million limitation of Section 162(m). If the MIP and the maximum annual award payable to any of the Named Executive Officers pursuant to the MIP are approved by the stockholders at the meeting, such approval shall be effective until the earlier of (i) the 2008 Annual Meeting of Stockholders; (ii) modification of the persons eligible to receive awards under the MIP; (iii) modification of the business criteria which performance goals shall be based upon; or (iv) modification of the maximum annual award payable to any participant pursuant to the MIP.

New Plan Benefits

The amounts that will be paid under the MIP to any participant is not yet determinable. However, had the MIP been in effect for our fiscal year ended December 31, 2002, the following table shows the amount that would have been received by (i) each of the Named Executive Officers, (ii) all current executive officers as a group, (iii) all current directors who are not also executive officers as a group and (iv) all employees who are not executive officers as a group.

Name and Position	Dollar Amount ($)
James C. Mullen Chairman, President and Chief Executive Officer	800,000
All other Named Executive Officers	0
Current executive officers as a group	800,000
Current directors who are not executive officers	0
Non-executive officer employees as a group	0

Vote

Our Board of Directors believes that approval of the MIP is advisable to attract and retain skilled employees, to motivate and reward employees for exceptional performance, and to provide for deductibility of this form or compensation. OUR BOARD OF DIRECTORS RECOMMENDS APPROVAL OF THE PERFORMANCE BASED MANAGEMENT INCENTIVE PLAN.

PROPOSAL 5

APPROVAL OF AMENDMENT TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER OUR 1983 EMPLOYEE STOCK PURCHASE PLAN FROM 1,000,000 TO 1,500,000

On April 11, 2003, the Board of Directors approved an amendment to our 1983 Employee Stock Purchase Plan (the "U.S. ESPP") increasing the number of shares authorized for issuance under the plan from 1,000,000 to 1,500,000. As of December 31, 2002, 835,621 shares had been issued under the plan, leaving a balance of 164,379 shares available for future issuance. A copy of our U.S. ESPP is attached to this Proxy Statement as Appendix D. Our U.S. ESPP is intended to encourage ownership of shares of common stock by employees of Biogen and our U.S. affiliates and subsidiaries. Approximately 2,200 persons are eligible to participate in the U.S. ESPP.

Description of Principal Features of our U.S. ESPP

The U.S. ESPP is administered by the Committee. The U.S. ESPP is intended to comply with Section 423 of the Internal Revenue Code. Unless otherwise determined by the Committee, employees of Biogen and our U.S. affiliates working 20 hours or more per week and who reside and perform their principal duties inside the United States are eligible to participate. Employees who own more than 5% of our stock may not participate. To participate, an employee authorizes a deduction of between 1% and to 10% of his or her paycheck, beginning on the first day of each offering period. The U.S. ESPP has two six-month offering periods per year. The offering periods begin on January 1 and July 1 (the "Enrollment Dates"). On each Enrollment Date, each participant receives an option to purchase shares of common stock on each monthly Share Purchase Date, as defined below, at an exercise price equal to the lesser of 85% of (i) the fair market value of the common stock on the Enrollment Date, or (ii) the fair market of the common stock on each monthly Share Purchase Date (the "Employee Share Price"). No employee may purchase shares having an aggregate Employee Share Price greater than $2,500 in any offering period. Not less than monthly, the custodian of the U.S. ESPP purchases directly from us, or if authorized by the Committee, in the open market, the total number of shares of common stock purchasable with the funds withheld from each participant's compensation as of that date (a "Share Purchase Date"). If the shares of common stock are purchased in the open market, we are obligated to contribute the dollar amount necessary to make up the difference between the Employee Share Price and the fair market value of the shares of common stock on the Share Purchase Date. If the shares of common stock are purchased directly from us, we are obligated to sell such shares to the custodian at a price equal to the Employee Share Price on the Share Purchase Date. We are also obligated to pay all brokerage commissions payable in connection with the purchase of shares of common stock, transfer taxes payable in connection with the delivery of shares of common stock to participants, the costs and expenses incurred in the administration of the U.S. ESPP, and the fees and expenses of the custodian.

A participant may withdraw from the U.S. ESPP as of the payroll period next following 30 days from the date the participant notifies the payroll department of his or her election to withdraw. A participant will be deemed to have withdrawn from the U.S. ESPP upon (i) a termination of his or her employment, or a change in the participant's residence, tax status or duties such that he or she no longer qualifies to be a participant, (ii) the death of the participant, (iii) the filing with or levying of any judgment, attachment, garnishment, or any court order affecting either the participant's earnings or his or her account under the plan; (iv) termination of the plan prior to its expiration; and (v) expiration of the plan. No options may be granted under the U.S. ESPP after December 31, 2007. Options granted to a participant under the U.S. ESPP may not be transferred other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. Participants may not transfer or otherwise dispose of shares acquired under the U.S. ESPP for one year from the date the shares are acquired.

The U.S. ESPP may be amended by the Board of Directors, the Committee or our stockholders. Amendments effecting any increase in the number of shares available under the plan or changing the eligibility criteria for participants must be approved by our stockholders within twelve months after adoption by the Board or the Committee or the amendment is void.

Certain Federal Income Tax Consequences

Set forth below is a discussion of certain U.S. federal income tax consequences with respect to awards that may be granted pursuant to the U.S. ESPP. The following discussion is a brief summary only, and reference is made to the Internal Revenue Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences of participation in the U.S. ESPP.

The U.S. ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. In general, an employee will not recognize U.S. taxable income upon enrolling in the U.S. ESPP or upon purchasing shares of common stock. Instead, if an employee sells common stock acquired under the U.S. ESPP for an amount that exceeds the Employee Share Price, then the employee will recognize taxable income in an amount equal to the excess of the sale price of the common stock over the Employee Share Price, partially as ordinary income and partially as capital gain, depending upon the date of the sale. If the employee sells the common stock more than one year after acquiring it and more than two years after the applicable offering date, and the sale price of the common stock is higher than the Employee Share Price, then the employee will recognize ordinary income in an amount equal to the lesser of: (i) 15% of the fair market value of the common stock on the applicable Enrollment Date; and (ii) the excess of the sale price of the common stock over the Employee Share Price. The balance of the income will be treated as long-term capital gain. If the sale price of the common stock is less than the Employee Share Price, then the employee will recognize long-term capital loss in an amount equal to the excess of the Employee Share Price over the sale price of the common stock.

If the employee sells the common stock within one year after acquiring it or within two years after the Enrollment Date (a "Disqualifying Disposition"), then the employee will recognize as ordinary income an amount equal to the excess of the fair market value of the common stock on the date that it was purchased over the Employee Share Price plus either (i) capital gain in an amount equal to the excess of the sale price of the common stock over the fair market value of the common stock on the date that it was purchased, or (ii) capital loss in an amount equal to the excess of the fair market value of the common stock on the date that it was purchased over the sale price of the common stock. This capital gain or loss will be a long-term capital gain or loss if the employee held the common stock for more than one year prior to the date of the sale and will be a short-term capital gain or loss if the employee held the common stock for a shorter period.

New Plan Benefits

The amounts of future purchases under the U.S. ESPP are not determinable because purchases are based upon elections made by the participants. Future purchase prices are not determinable because they are based upon the fair market value of our common stock.

Vote

Our Board of Directors believes that approval of the amendment to the U.S. ESPP to increase the number of shares available for issuance under the plan is advisable in order to encourage ownership of shares of common stock by employees of Biogen and our U.S. affiliates and subsidiaries. OUR BOARD OF DIRECTORS RECOMMENDS APPROVAL OF THE AMENDMENT TO OUR U.S. ESPP TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN FROM 1,000,000 TO 1,500,000.

MISCELLANEOUS

Stockholder Proposals

Proposals to be included in the Proxy Statement for our 2004 Annual Meeting

Under SEC rules, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2004 Annual Meeting of Stockholders, the proposal must be received by us, attention: Executive Vice President — General Counsel, at our principal executive offices by December 20, 2003.

Other proposals (not to be included in the Proxy Statement).

Under our By-laws, as permitted by the SEC, a stockholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. Among other requirements, these procedures require any nomination or proposed item of business must be submitted in writing to our Clerk at our principal executive offices. We must receive the notice of your intention to introduce a nomination or proposed item of business at any of our annual meetings at least 60 days before the meeting, but not earlier than 90 days before the meeting.

However, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made, notice by the stockholder must be received no later than the close of business on the 10th day following the date on which the notice of the date of the meeting was mailed or public disclosure was made, whichever occurs first.

Incorporation by Reference

Notwithstanding anything to the contrary set forth in any of our previous filings under the securities laws that might incorporate future filings, including this Proxy Statement, in whole or in part, the Report on Compensation Philosophy by the Compensation and Management Development Committee, the Finance and Audit Committee Report and the Stock Performance Graph included in this Proxy Statement shall not be incorporated by reference into any such filings.

Other Matters

Our Board of Directors knows of no other business which will be presented at the meeting. If other business is properly brought before the meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING, YOU ARE URGED TO FILL OUT, SIGN, DATE AND RETURN THE ENCLOSED PROXY AT YOUR EARLIEST CONVENIENCE.

By order of our Board of Directors:

Thomas J. Bucknum

Thomas J. Bucknum
Clerk

Cambridge, Massachusetts
April 18, 2003

APPENDIX A

FINANCE AND AUDIT COMMITTEE CHARTER

The purpose of the committee shall be to assist the board in its oversight of the integrity of the company's financial statements, of the company's compliance with legal and regulatory requirements, of the independence and qualifications of the independent auditor, and of the performance of the company's audit function and independent auditors. The committee shall have the following authority and responsibilities:

- To discuss with management and the independent auditor the annual audited financial statements and quarterly financial statements, including matters required to be reviewed under applicable legal, regulatory or Nasdaq Stock Exchange requirements.

- To discuss with management and the independent auditor, as appropriate, earnings results, earnings guidance, and significant financial disclosure issues.

- To recommend, for shareholder ratification, the independent auditor to examine the company's accounts, controls and financial statements. The committee shall have the sole authority and responsibility to select, evaluate and if necessary replace the independent auditor. The committee shall have the sole authority to approve all audit engagement fees and terms and the committee, or a member of the committee, must pre-approve any non-audit service provided to the company by the company's independent auditor.

- To discuss with management and the independent auditor, as appropriate, any audit problems or difficulties and management's response, and the company's risk assessment and risk management policies, including the company's major financial risk exposure and steps taken by management to monitor and mitigate such exposure.

- To review the company's financial reporting and accounting standards and principles, significant changes in such standards or principles or in their application and the key accounting decisions affecting the company's financial statements, including alternatives to, and the rationale for, the decisions made.

- To review, with the executive vice president, finance, the vice president and controller, or such others as the committee deems appropriate, the company's system of audit and financial controls and the results of audits.

- To obtain and review at least annually a formal written report from the independent auditor delineating: the auditing firm's internal quality-control procedures; any material issues raised within the preceding five years by the auditing firm's internal quality-control reviews, by peer reviews of the firm, or by any governmental or other inquiry or investigation relating to any audit conducted by the firm. The committee will also review steps taken by the auditing firm to address any findings in any of the foregoing reviews. Also, in order to assess auditor independence, the committee will review at least annually all relationships between the independent auditor and the company.

- To prepare and publish an annual committee report in the company's proxy statement.

- To set policies for the hiring of employees or former employees of the company's independent auditor.

- To review and investigate any matters pertaining to the integrity of management, including conflicts of interest, and adherence to standards of business conduct as required in the policies of the company. This should include regular reviews of the corporate compliance program and compliance processes, particularly the reporting of concerns about financial improprieties. In connection with these reviews, the committee will meet, as deemed appropriate, with the compliance committee, general counsel, and other company officers or employees.

The committee shall meet separately at least quarterly with management, with the corporate audit staff and also with the company's independent auditors.

The committee shall have authority to retain such outside counsel, experts and other advisors as the committee may deem appropriate in its sole discretion. The committee shall have sole authority to approve related fees and retention terms.

The committee shall report its recommendations and important findings to the board after each committee meeting and shall conduct and present to the board an annual performance evaluation of the committee. The committee shall review at least annually the adequacy of this charter and recommend any proposed changes to the board for approval.

The finance and audit committee shall consist of a minimum of three directors. Chairman and members shall be appointed by the board of directors upon the recommendation of the nominating and corporate governance committee and may be removed by the board of directors in its discretion. All members shall satisfy the Nasdaq Stock Exchange standard proposed for independence. All members shall have sufficient financial experience and ability to enable them to discharge their responsibilities and at least one member shall be a financial expert.

APPENDIX B

BIOGEN, INC.

2003 OMNIBUS EQUITY PLAN

1. Purpose; Establishment

The Biogen, Inc. 2003 Omnibus Equity Plan (the "Plan") is intended to encourage ownership of shares of the Company's Common Stock by selected Employees of the Company and its Affiliates and to provide an additional incentive to those Employees to promote the success of the Company and its Affiliates. The Plan has been adopted and approved by the Board of Directors and shall become effective as of April 11, 2003, subject to the approval of the shareholders of the Company.

2. Definitions

As used in the Plan, the following definitions apply to the terms indicated below:

(a) "Affiliate" means any entity if, at the time of granting of an Award (A) the Company, directly or indirectly, owns at least 50% of the combined voting power of all classes of stock of such entity or at least 50% of the ownership interests in such entity or (B) such entity, directly or indirectly, owns at least 50% of the combined voting power of all classes of stock of the Company.

(b) "Agreement" shall mean either the written agreement between the Company and a Participant or a written notice from the Company to a Participant evidencing an Award.

(c) "Award" shall mean any Option, Restricted Stock, Phantom Stock, Stock Bonus, Stock Appreciation Right or Other Award granted pursuant to the terms of the Plan.

(d) "Board of Directors" shall mean the Board of Directors of the Company.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(f) "Committee" shall mean, at the discretion of the Board of Directors, the full Board of Directors or a committee of the Board of Directors, which shall consist of two or more persons, each of whom, unless otherwise determined by the Board of Directors, is an "outside director" within the meaning of Section 162(m) of the Code and a "nonemployee director" within the meaning of Rule 16b-3.

(g) "Company" shall mean Biogen, Inc., a Massachusetts corporation.

(h) "Common Stock" shall mean the common stock of the Company, par value $0.01 per share.

(i) A "Corporate Change in Control" shall be deemed to have occurred upon:

(i) the acquisition of beneficial ownership (as determined pursuant to the provisions of Rule 13d-3 under the Exchange Act) of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities by a person, entity or "group", within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (excluding for this purpose, the Company or its Affiliates, or any employee benefit plan of the Company), pursuant to a transaction or series of related transactions which the Board of Directors does not approve; or

(ii) at such time as individuals who as of April 27, 2001 constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute a majority of the Board of Directors, provided that any person becoming a director subsequent to April 27, 2001 whose election or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, shall, for purposes of the Plan, be considered as though such person were a member of the Incumbent Board (unless such individual is an individual whose initial assumption of office is in connection with an actual or threatened election contest related to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act); or

(iii) the occurrence of any other event which the Incumbent Board in its sole discretion determines should be considered a Corporate Change in Control.

(j) A "Corporate Transaction" shall mean the following unless and until the transaction becomes a Corporate Change in Control:

(i) a reorganization, recapitalization, merger or consolidation unless more than fifty percent (50%) of the Company's outstanding voting stock or the voting stock of the corporation resulting from the transaction (or the parent of such corporation) is held subsequent to the transaction by the persons who held the stock of the Company immediately prior to such transaction, or

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company to a successor in interest to the business of the Company.

(k) "Covered Employee" shall have the meaning set forth in Section 162(m) of the Code.

(l) "Designated Employee" shall mean an Employee designated by the Committee, in its sole discretion, as a "Designated Employee" for purposes of the Plan at any time prior to the effective date of a Corporate Transaction.

(m) "Effective Date" shall mean April 11, 2003.

(n) "Employee" shall mean an individual employed by the Company or an Affiliate as a common law employee (determined under the regular personnel policies, practices and classifications of the Company or the Affiliate, as applicable). An individual is not considered an Employee for purposes of the Plan if the individual is classified as a consultant or contractor under the Company or an Affiliate's regular personnel classifications and practices, or if the individual is a party to an agreement to provide services to the Company or an Affiliate without participating in the Plan, notwithstanding that such individual may be treated as a common law employee for payroll tax, coverage requirements under Section 410(b) of the Code, nondiscrimination requirements under Section 401(a)(4) of the Code or other legal purposes.

(o) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(p) "Fair Market Value" of the Common Stock shall be calculated as follows: (i) if the Common Stock is listed on a national securities exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market and sale prices are regularly reported for the Common Stock, then the Fair Market Value shall be the arithmetic mean between the "high" and "low" sale prices for the Common Stock reported on the applicable composite tape or other comparable reporting system on the applicable date, or if the applicable date is not a trading day, on the most recent trading day immediately prior to the applicable date; or (ii) if sale prices are not regularly reported for the Common Stock as described in clause (i) above but bid and asked prices for the Common Stock are regularly reported, then the Fair Market Value shall be the arithmetic mean between the closing or last bid and asked prices for the Common Stock on the applicable date or, if the applicable date is not a trading day, on the most recent trading day immediately prior to the applicable date; or (iii) if prices are not regularly reported for the Common Stock as described in clause (i) or (ii) above, then the Fair Market Value shall be such value as the Committee in good faith determines.

(q) "Incentive Stock Option" shall mean an Option that is an "incentive stock option" within the meaning of Section 422 of the Code, or any successor provision, and that is designated by the Committee as an incentive stock option.

(r) "Nonqualified Stock Option" shall mean an Option other than an Incentive Stock Option.

(s) "Option" shall mean an option to purchase shares of Common Stock granted pursuant to Section 7.

(t) "Other Award" shall mean an award granted pursuant to Section 11.

(u) "Participant" shall mean an Employee to whom an Award is granted pursuant to the Plan.

(v) "Phantom Stock" shall mean the right, granted pursuant to Section 9, to receive in cash, shares or other property an amount, the value of which is related to the Fair Market Value of a share of Common Stock.

(w) "Restricted Stock" shall mean a share of Common Stock which is granted pursuant to the terms of Section 8 and which is subject to restrictions as set forth in Section 8(d).

(x) "Rule 16b-3" shall mean Rule 16b-3 promulgated under the Exchange Act, as amended from time to time.

(y) "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

(z) "Stock Appreciation Right" shall mean the right to receive an amount equal to the excess of the Fair Market Value of a share of Common Stock (as determined on the date of exercise), over (i) if the Stock Appreciation Right is not related to an Option, the purchase price of a share of Common Stock on the date the Stock Appreciation Right was granted, or (ii) if the Stock Appreciation Right is related to an Option, the purchase price of a share of Common Stock specified in the related Option, and pursuant to such further terms and conditions as are provided under Section 11.

(aa) "Stock Bonus" shall mean a bonus payable in shares of Common Stock granted pursuant to Section 10.

(bb) "Vesting Date" shall mean the date established by the Committee on which an Award shall vest.

3. Stock Subject to the Plan

(a) *Shares Available for Awards.* The maximum number of shares of Common Stock reserved for issuance under the Plan shall be 3,100,000 shares (subject to adjustment as provided herein). Such shares may be authorized but unissued Common Stock or authorized and issued Common Stock held in the Company's treasury. The Committee may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares pursuant to the Plan.

(b) *Individual Limitation.* The total number of shares of Common Stock subject to Awards (including Awards which may be payable in cash but denominated as shares of Common Stock), awarded to any Participant shall not exceed 1,500,000 shares in any tax year of the Company (subject to adjustment as provided herein).

(c) *Adjustment for Change in Capitalization.*   In the event that any dividend or other distribution is declared (whether in the form of cash, Common Stock, or other property), or there occurs any recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, unless otherwise determined by the Committee in its sole and absolute discretion, (1) the number and kind of shares of stock which may thereafter be issued in connection with Awards, (2) the number and kind of shares of stock or other property issued or issuable in respect of outstanding Awards, (3) the exercise price, grant price or purchase price relating to any outstanding Award, and (4) the maximum number of shares subject to Awards which may be awarded to any Participant during any tax year of the Company shall be equitably adjusted as necessary to prevent the dilution or enlargement of the rights of Participants; provided that, with respect to Incentive Stock Options, such adjustment shall be made in accordance with Section 424 of the Code.

(d) *Adjustment for Change or Exchange of Shares for Other Consideration.*   In the event the outstanding shares of Common Stock shall be changed into or exchanged for any other class or series of capital stock or cash, securities or other property pursuant to a recapitalization, reclassification, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event ("Transaction"), then, unless otherwise determined by the Committee in its sole and absolute discretion, (1) each outstanding Option shall thereafter become exercisable for the number and/or kind of capital stock, and/or the amount of cash, securities or other property so distributed, into which the shares of Common Stock subject to the Option would have been changed or exchanged had the Option been exercised in full prior to such transaction, provided that, if necessary, the provisions of the Option shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of capital stock, cash, securities or other property thereafter issuable or deliverable upon exercise of the Option, and (2) each outstanding Award that is not an Option and that is not automatically changed in connection with the Transaction shall represent the number and/or kind of shares of capital stock, and/or the amount of cash, securities or other property so distributed, into which the number of shares of Common Stock covered by the outstanding Award would have been changed or exchanged had they been held by a shareholder of the Company.

(e) *Reuse of Shares.*   The following shares of Common Stock shall again become available for Awards: (1) any shares subject to an Award that remain unissued upon the cancellation, surrender, exchange or termination of such award for any reason whatsoever; (2) any shares of Restricted Stock forfeited and (3) any previously owned or withheld shares of Common Stock obtained by the Participant pursuant to an Award and received by the Company in exchange for Option shares upon a Participant's exercise of an Option, as permitted under Section 7(c)(ii).

4.   Administration of the Plan

The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the type and number of Awards to be granted, the number of shares of Common Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, exchanged, or surrendered; to make adjustments in any applicable performance goals in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations, or accounting principles; to construe and interpret the Plan and any

Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Agreements; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee may, in its sole and absolute discretion, without amendment to the Plan, waive or amend the operation of Plan provisions respecting exercise after termination of employment or service to the Company or an Affiliate and, except as otherwise provided herein, adjust any of the terms of any Award. The Committee may also (a) accelerate the date on which any Award granted under the Plan becomes exercisable or (b) accelerate the Vesting Date or waive or adjust any condition imposed hereunder with respect to the vesting or exercisability of an Award, provided that the Committee determines that such acceleration, waiver or other adjustment is necessary or desirable in light of extraordinary circumstances. Notwithstanding anything in the Plan to the contrary, no Award outstanding under the Plan may be repriced, regranted through cancellation or otherwise amended to reduce the exercise price applicable thereto (other than with respect to adjustments made in connection with a Transaction or other change in the Company's capitalization) without the approval of the Company's shareholders.

5. Eligibility

The persons who shall be eligible to receive Awards pursuant to the Plan shall be such Employees (including officers of the Company, whether or not they are members of the Board of Directors) as the Committee shall select from time to time. The grant of an Award hereunder in any year to any Employee shall not entitle such person to a grant of an Award in any future year.

6. Awards Under the Plan; Agreement

The Committee may grant Options, shares of Restricted Stock, shares of Phantom Stock, Stock Bonuses, Stock Appreciation Rights and Other Awards in such amounts and with such terms and conditions as the Committee shall determine, subject to the provisions of the Plan. Each Award granted under the Plan shall be evidenced by an Agreement which shall contain such provisions as the Committee may in its sole discretion deem necessary or desirable which are not in conflict with the terms of the Plan. By accepting an Award, a Participant thereby agrees that the Award shall be subject to all of the terms and provisions of the Plan and the applicable Agreement.

7. Options

(a) *Identification of Options.* Each Option shall be clearly identified in the applicable Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. Each Option shall state the number of shares of the Common Stock to which it pertains.

(b) *Exercise Price.* Each Agreement with respect to an Option shall set forth the amount (the "option exercise price") payable by the grantee to the Company upon exercise of the Option. Subject to Section 7(d) (if applicable), the option exercise price per share shall be determined by the Committee at the time of grant; provided, however, that in no event shall the Option price be less than the Fair Market Value of the Common Stock on the date of grant. Unless otherwise determined by the Committee, the per share option exercise price shall equal the Fair Market Value of the Common Stock on the date of grant.

(c) *Term and Exercise of Options.*

(i) Each Option shall become exercisable at the time or times determined by the Committee or upon the achievement of the performance objectives determined by the Committee, in each case as set forth in the applicable Agreement. Subject to Section 7(d) (if applicable), the expiration date of each

Option shall be ten (10) years from the date of the grant thereof, or at such earlier or later time as the Committee shall expressly state in the applicable Agreement.

(ii) An Option shall be exercised by delivering notice as specified in the Agreement on the form of notice provided by the Company. The option exercise price shall be payable upon the exercise of the Option. It shall be payable (A) in United States dollars in cash or by check, (B) if permitted by the Committee, in shares of the Common Stock held by the Participant for at least six months having a Fair Market Value as of the date of exercise equal to the cash exercise price of the Option, (C) at the discretion of the Committee, in accordance with a cashless exercise program established with a securities brokerage firm, or (D) at the discretion of the Committee, by any combination of (A), (B), and (C) above.

(iii) Certificates for shares of Common Stock purchased upon the exercise of an Option shall be issued in the name of or for the account of the Participant or other person entitled to receive such shares, and delivered to the Participant or such other person as soon as practicable following the effective date on which the Option is exercised.

(iv) An Agreement may stipulate that an Option which becomes exercisable shall be subject to cancellation or that shares purchased upon the exercise of such Option shall be subject to repurchase rights in favor of the Company. In such event the Committee shall determine the date or dates, or event or events, upon which such cancellation or repurchase rights shall become effective or shall lapse, as the case may be and those provisions shall be set forth in the applicable Agreement.

(d) *Limitations on Incentive Stock Options.*

(i) The exercise price per share of Common Stock deliverable upon the exercise of an Incentive Stock Option shall be not less than the Fair Market Value of a share of Common Stock on the date of grant.

(ii) To the extent that the aggregate Fair Market Value of shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and any other stock option plan of the Company or an Affiliate shall exceed $100,000, such Options shall be treated as Nonqualified Stock Options. Such Fair Market Value shall be determined as of the date on which each such Incentive Stock Option is granted.

(e) No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant, such individual owns (or is deemed to own under the Code) stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company unless (A) the exercise price of such Incentive Stock Option is at least 110% of the Fair Market Value of a share of Common Stock at the time such Incentive Stock Option is granted and (B) such Incentive Stock Option is not exercisable after the expiration of five years from the date such Incentive Stock Option is granted.

8. Restricted Stock

(a) *Price.*   At the time of the grant of shares of Restricted Stock, the Committee shall determine the price, if any, to be paid by the Participant for each share of Restricted Stock subject to the Award.

(b) *Vesting Date.*   At the time of the grant of shares of Restricted Stock, the Committee shall establish a Vesting Date or Vesting Dates with respect to such shares. Except as otherwise provided herein (including the provisions of Section 12, 13 and 14 hereof), no shares of Restricted Stock shall have a Vesting Date that is earlier than the third anniversary of the date of grant of such Award. The Committee may divide such shares into classes and assign a different Vesting Date for each class. Provided that all conditions to the vesting of a share of Restricted Stock imposed pursuant to Section 8(c) are satisfied, and except as provided in Section 8(h), upon the occurrence of the Vesting Date with respect to a share of Restricted Stock, such share shall vest and the restrictions of Section 8(d) shall lapse.

(c) *Conditions to Vesting.* At the time of the grant of shares of Restricted Stock, the Committee may impose such restrictions or conditions to the vesting of such shares as it, in its absolute discretion, deems appropriate.

(d) *Restrictions on Transfer Prior to Vesting.* Prior to the vesting of a share of Restricted Stock, no transfer of a Participant's rights with respect to such share, whether voluntary or involuntary, by operation of law or otherwise, shall be permitted. Immediately upon any attempt to transfer such rights, such share, and all of the rights related thereto, shall be forfeited by the Participant.

(e) *Dividends on Restricted Stock.* The Committee in its discretion may require that any dividends paid on shares of Restricted Stock be held in escrow until all restrictions on such shares have lapsed.

(f) *Issuance of Certificates.* (1) Following the date of grant with respect to shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of or for the account of the Participant to whom such shares were granted, evidencing such shares. Each such stock certificate shall bear the following legend:

> **The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture provisions and restrictions against transfer) contained in or imposed pursuant to the Biogen, Inc. 2003 Omnibus Equity Plan.**

Such legend shall not be removed until such shares vest pursuant to the terms hereof.

Each certificate issued pursuant to this Section 8(f), together with the stock powers relating to the shares of Restricted Stock evidenced by such certificate, shall be held by the Company unless the Committee determines otherwise.

(g) *Consequences of Vesting.* Upon the vesting of a share of Restricted Stock pursuant to the terms hereof, the restrictions of Section 8(d) shall lapse with respect to such share. Following the date on which a share of Restricted Stock vests, the Company shall cause to be delivered to the Participant to whom such shares were granted, a certificate evidencing such share, free of the legend set forth in Section 8(f).

(h) *Effect of Termination of Employment.* Except as set forth in Section 12(c), (d) or (e) or as the Committee in its sole and absolute discretion may otherwise provide in the applicable Agreement, and subject to the Committee's authority under Section 4, upon the termination of a Participant's employment for any reason other than For Cause, any and all shares to which restrictions on transferability apply shall be immediately forfeited by the Participant and transferred to, and reacquired by, the Company together with any dividends paid on such shares; provided that if the Committee, in its sole and absolute discretion, shall within thirty (30) days after such termination of employment notify the Participant in writing of its decision not to terminate the Participant's rights in such shares, then the Participant shall continue to be the owner of such shares subject to such continuing restrictions as the Committee may prescribe in such notice. In the event of a forfeiture of shares pursuant to this section, the Company shall repay to the Participant (or the Participant's estate) any amount paid by the Participant for such shares. In the event that the Company requires a return of shares, it shall also have the right to require the return of all dividends paid on such shares, whether by termination of any escrow arrangement under which such dividends are held or otherwise.

(i) In the event of the termination of a Participant's employment For Cause, any and all shares to which restrictions on transferability apply shall be immediately forfeited by the Participant and transferred to, and reacquired by, the Company, together with any dividends paid on such shares, in return for which the Company shall repay to the Participant any amount paid by the Participant for such shares.

(j) *Special Provisions Regarding Awards.*   Notwithstanding anything to the contrary contained herein, Restricted Stock granted pursuant to this Section 8 to Covered Employees may be based on the attainment of performance goals pre-established by the Committee. To the extent permitted under Section 162(m) of the Code (including, without limitation, compliance with any requirements for shareholder approval), the Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend the aforementioned business criteria. Such shares of Restricted Stock shall be released from restrictions only after the attainment of such performance measures has been certified by the Committee.

9.   Phantom Stock

(a) *General.*   Grants of units of Phantom Stock may be granted by the Committee in its discretion, provided that any such Award shall be granted only in lieu of salary or cash bonuses payable to the Participant and shall (except as otherwise provided in Section 12, 13 or 14 hereof) have a Vesting Date not earlier than the first anniversary of the date of grant of the Award.

(b) *Vesting Date.*   At the time of the grant of units of Phantom Stock, the Committee shall establish a Vesting Date or Vesting Dates with respect to such units (subject to the provisions of Section 9(a) hereof). The Committee may divide such units into classes and assign a different Vesting Date for each class. Provided that all conditions to the vesting of a share of Phantom Stock imposed pursuant to Section 9(c) are satisfied, and except as provided in Section 9(d), upon the occurrence of the Vesting Date with respect to a share of Phantom Stock, such unit shall vest.

(c) *Benefit Upon Vesting.*   Upon the vesting of a unit of Phantom Stock, the Participant shall be paid, within 30 days of the date on which such unit vests, an amount, in cash and/or shares of Common Stock, as determined by the Committee, equal to the sum of (1) the Fair Market Value of a share of Common Stock on the date on which such share of Phantom Stock vests and (2) the aggregate amount of cash dividends paid with respect to a share of Common Stock during the period commencing on the date on which the unit of Phantom Stock was granted and terminating on the date on which such unit vests.

(d) *Conditions to Vesting.*   At the time of the grant of units of Phantom Stock, the Committee may impose such restrictions or conditions to the vesting of such units as it, in its absolute discretion, deems appropriate, to be contained in the Agreement.

(e) *Effect of Termination of Employment.*   Except as set forth in Section 12(c), (d) or (e) or as the Committee in its sole and absolute discretion may otherwise provide in the applicable Agreement, and subject to the Committee's amendment authority pursuant to Section 4, units of Phantom Stock that have not vested, together with any dividends credited on such units, shall be forfeited upon the Participant's termination of employment for any reason.

(f) *Special Provisions Regarding Awards.*   Notwithstanding anything to the contrary contained herein, the vesting of Phantom Stock granted pursuant to this Section 9 to Covered Employees may be based on the attainment of performance criteria as described in Section 8(j), in each case, as determined in accordance with generally accepted accounting principles. No payment in respect of any such Phantom Stock award shall be paid to a Covered Employee until the attainment of the respective performance measures have been certified by the Committee.

10. Stock Bonuses

Stock Bonus Awards may be granted by the Committee in its discretion, provided that any such Award shall be granted only in lieu of salary or cash bonuses payable to the Participant and shall (except as otherwise provided in Section 12, 13 or 14 hereof) have a Vesting Date not earlier than the first anniversary of the date of grant of the Award. In the event that the Committee grants a Stock Bonus, a certificate for the shares of Common Stock constituting such Stock Bonus shall be issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Stock Bonus is payable.

11. Other Awards; Stock Appreciation Rights

(a) Other forms of Awards (including any Stock Appreciation Rights, hereinafter "Other Awards") valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to other Awards under the Plan. Other Awards may be granted by the Committee in its discretion, provided that any such Other Award shall be granted only in lieu of salary or cash bonuses payable to the Participant and shall (except as otherwise provided in Section 12, 13 or 14 hereof or with respect to Stock Appreciation Rights granted in connection with an Option) have a Vesting Date not earlier than the first anniversary of the date of grant of the Award. Subject to the provisions of the Plan (including those set forth in the preceding sentence), the Committee shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Awards shall be granted, the number of shares of Common Stock to be granted pursuant to such Other Awards and all other conditions of such Other Awards.

(b) A Stock Appreciation Right may be granted in connection with an Option, either at the time of grant or at any time thereafter during the term of the Option, or may be granted unrelated to an Option.

(c) A Stock Appreciation Right related to an Option shall require the holder, upon exercise, to surrender such Option with respect to the number of shares as to which such Stock Appreciation Right is exercised, in order to receive payment of any amount computed pursuant to Section 11(f). Such Option will, to the extent surrendered, then cease to be exercisable.

(d) In the case of Stock Appreciation Rights granted in relation to Options, if the Appreciation Right covers as many shares as the related Option, the exercise of a related Option shall cause the number of shares covered by the Stock Appreciation Right to be reduced by the number of shares with respect to which the related Option is exercised. If the Stock Appreciation Right covers fewer shares than the related Option, when a portion of the related Option is exercised, the number of shares subject to the unexercised Stock Appreciation Right shall be reduced only to the extent necessary so that the number of remaining shares subject to the Stock Appreciation Right is not more than the remaining shares subject to the Option.

(e) Subject to Section 11(k) and to such rules and restrictions as the Committee may impose, a Stock Appreciation Right granted in connection with an Option will be exercisable at such time or times, and only to the extent that a related Option is exercisable, and will not be transferable except to the extent that such related Option may be transferable.

(f)   Upon the exercise of a Stock Appreciation Right related to an Option, the holder will be entitled to receive payment of an amount determined by multiplying:

(i)   The difference obtained by subtracting the purchase price of a share of Common Stock specified in the related Option from the Fair Market Value of a share of Common Stock on the date of exercise of such Stock Appreciation Right, by

(ii)   The number of shares as to which such Stock Appreciation Rights will have been exercised.

(g)   A Stock Appreciation Right granted without relationship to an Option will be exercisable as determined by the Committee but in no event after ten years from the date of grant.

(h)   A Stock Appreciation Right granted without relationship to an Option will entitle the holder, upon exercise of the Stock Appreciation Right, to receive payment of an amount determined by multiplying:

(i)   The difference obtained by subtracting the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is granted from the Fair Market Value of a share of Common Stock on the date of exercise of such Stock Appreciation Right, by

(ii)   the number of shares as to which such Stock Appreciation Rights will have been exercised.

(i)   Notwithstanding subsections (f) and (h) above, the Committee may place a limitation on the amount payable upon exercise of a Stock Appreciation Right. Any such limitation must be determined as of the date of grant and noted on the instrument evidencing the Participant's Stock Appreciation Right granted hereunder.

(j)   Payment of the amount determined under subsections (f) and (h) above may be made solely in whole shares of Common Stock valued at their Fair Market Value on the date of exercise of the Stock Appreciation Right or alternatively, in the sole discretion of the Committee, solely in cash or a combination of cash and shares. If the Committee decides that full payment will be made in shares of Common Stock, and the amount payable results in a fractional share, payment for the fractional share will be made in cash.

(k) The Committee may impose such additional conditions or limitations on the exercise of a Stock Appreciation Right as it may deem necessary or desirable to secure for holders of Stock Appreciation Rights the benefits of Rule 16b-3, or any successor provision in effect at the time of grant or exercise of a Stock Appreciation Right or as it may otherwise deem advisable.

12. Termination of Employment

(a) A Participant who ceases (for any reason other than death, total and permanent disability, Retirement or termination of employment For Cause) to be an Employee of the Company or of an Affiliate may exercise any Option, Stock Appreciation Right or Other Award to the extent that such Award has vested on the date of such termination. Except as set forth in the next sentence or as otherwise set forth in the Plan, such Option, Stock Appreciation Right or Other Award shall be exercisable only within three (3) months after such date of termination, or, if earlier, within the originally prescribed term of the Award, unless the Committee shall set forth a different period in the applicable Agreement. For purposes of the Plan, employment shall not be deemed terminated by reason of a transfer to another employer which is the Company or an Affiliate. If any Option, Stock Appreciation Right or Other Award is not exercised following the Participant's termination within the time specified, the Award shall terminate and the shares covered by such Option, Stock Appreciation Right or Other Award shall revert to the Plan.

(b) A Participant whose employment with the Company or an Affiliate is terminated For Cause shall forthwith immediately upon notice of such termination cease to have any right to exercise any Award, and the Award shall terminate and the shares covered by such Award shall revert to the Plan. For purposes of the Plan, termination "For Cause" shall be deemed to include (and is not limited to) dishonesty with respect to the Company or any Affiliate, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by a Participant of any provision of any employment, nondisclosure, non-competition or similar agreement between the Participant and the Company or any Affiliate, and conduct substantially prejudicial to the business of the Company or an Affiliate. The determination of the Committee as to the existence of circumstances warranting a termination For Cause shall be conclusive. Any definition in an agreement between a Participant and the Company or an Affiliate, which contains a conflicting definition of For Cause and which is in effect at the time of such termination, shall supersede the definition in the Plan with respect to the Participant.

(c) If a Participant ceases to be an Employee of the Company or of an Affiliate by reason of total and permanent disability, as determined by the Committee, any Award held by him or her on the date of disability shall be fully exercisable as of the date of such cessation. A disabled Participant may exercise such Award only within a period of one (1) year after the date of such cessation or within such different period as may be determined by the Committee and set forth in the applicable Agreement, or, if earlier, within the originally prescribed term of the Award. If any Award is not exercised following the Participant's total and permanent disability within the time specified, the Award shall terminate and the shares covered by such Award shall revert to the Plan. For purposes of the Plan, a Participant shall be deemed to have a total and permanent disability if such Participant is entitled to receive benefits under the applicable long-term disability program of the Company, or, if no such program is in effect with respect to such Participant, if the Participant has become totally and permanently disabled within the meaning of Section 22(e)(3) of the Code.

(d) If a Participant dies while the Participant is an Employee of the Company or of an Affiliate, any Award held by him at the date of death shall be fully exercisable as of the date of the Participant's death. A deceased Participant's legal representatives or one who acquires the Award by will or by the laws of descent and distribution may exercise such Award only within a period of one (1) year after the date of death or within such different period as may be determined by the Committee and set forth in the applicable Agreement, or, if earlier, within the originally prescribed term of the award. If any Award is not exercised following the Participant's death within the time specified, the Award shall terminate and the shares covered by such Award shall revert to the Plan.

(e) Unless otherwise set forth in the applicable Agreement, immediately upon a Participant's Retirement, such individual's then unvested Awards, including those held by a permitted transferee of such individual, shall automatically accelerate and become fully vested for fifty percent (50%) of the number of shares covered by such unvested Awards and for an additional ten percent (10%) of the number of shares covered by such unvested Awards for every year of employment by the Company or any of its Affiliates beyond ten (10) years, up to the remaining amount of the unvested Award. Upon Retirement, a retired Participant (or permitted transferee of such individual) may exercise any then outstanding Awards to the extent vested only within a period of three (3) years after the date of Retirement or within such different period as may be determined by the Committee and set forth in the applicable Agreement or, if earlier, within the originally prescribed term of the Award. If any Award is not exercised following the Participant's Retirement within the time specified, the Award shall terminate and the shares covered by such Award shall revert to the Plan. For purposes of the Plan, the term "Retirement" as to any Employee of the Company or any of its Affiliates shall mean such person's leaving the employment of the Company and its Affiliates after reaching age 55 with ten (10) years of service with the Company or its Affiliates, but not including pursuant to any termination For Cause or pursuant to any termination for insufficient performance, as determined by the Company.

(f) *Leave of Absence.* A Participant to whom an Award has been granted under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability, or who is on a permitted leave of absence for any purpose, shall not, during the period of any such absence, be deemed by virtue of such absence alone, to have terminated his employment with the Company or with an Affiliate except as the Committee may otherwise expressly provide in the applicable Agreement.

13. Effect of Corporate Transaction

(a) *Options.* In the event of a Corporate Transaction, the Committee shall, prior to the effective date of the Corporate Transaction, as to each outstanding Option under the Plan either (i) make appropriate provisions for the Options to be assumed by the successor corporation or its parent or be replaced with a comparable options to purchase shares of the capital stock of the successor corporation or its parent; or (ii) upon written notice to the Participants provide that all Options must be exercised and the Plan will terminate (all Options having been made fully exercisable as set forth below in this Section 13(f); or (iii) terminate all Options in exchange for a cash payment equal to the excess of the then aggregate Fair Market Value of the shares subject to such Options (all Options having been made fully exercisable as set forth below in this Section 13) over the aggregate Option price thereof. Each outstanding Option under the Plan which is assumed in connection with a Corporate Transaction or is otherwise to continue in effect shall be appropriately adjusted, immediately after such Corporate Transaction, to apply and pertain to the number and class of securities which would have been issued, in consummation of such Corporate Transaction, to an actual holder of the same number of shares of the Common Stock as are subject to such Option immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the Option price payable per share, provided the aggregate Option price payable for such securities shall remain the same.

(b) *Other Awards.* In the event of a Corporate Transaction, the Committee shall, prior to the effective date of the Corporate Transaction, as to each outstanding Award (other than an Option) under the Plan either (i) make appropriate provisions for the Awards to be assumed by the successor corporation or its parent or be replaced with a comparable Awards with respect to the successor corporation or its parent; (ii) provide that such Awards shall be fully vested and exercisable, as applicable, prior to such Corporate Transaction and, to the extent that such Awards (other than awards of Restricted Stock) are not exercised prior to such Corporate Transaction, shall terminate upon the consummation of the Corporate Transaction or (iii) terminate all such Awards in exchange for a cash payment equal to the then aggregate Fair Market Value of the shares subject to such Award (all Awards having been made fully exercisable as set forth below in this Section 13), less any applicable exercise price.

(c) *Involuntary Employment Action.* If at any time within two (2) years of the effective date of a Corporate Transaction there is an Involuntary Employment Action with respect to any Designated Employee, each then outstanding Award assumed or replaced under this Section and held by such Designated Employee (or a permitted transferee of such person) shall, upon the occurrence of such Involuntary Employment Action, automatically accelerate so that each such Award shall immediately become fully vested or exercisable, as applicable. Upon the occurrence of an Involuntary Employment Action with respect to a Designated Employee, any outstanding Options or Stock Appreciation Right held by such Designated Employee (and his or her permitted transferees) shall be exercisable within one (1) year of the Involuntary Employment Action or, if earlier, within the originally prescribed term of the Option or Stock Appreciation Right. An "Involuntary Employment Action" as to an Designated Employee shall mean the involuntary termination of the Designated Employee's employment with the Company or an Affiliate other than For Cause, or the termination by the Designated Employee of his employment with the Company and its Affiliates upon the occurrence, without the Participant's express written consent, of any of the following circumstances unless such circumstances are corrected (provided such circumstances are capable of correction): (i) any adverse and material alteration and diminution in the Participant's position, title or responsibilities (other than a mere change in title or reporting relationship) as they existed immediately prior to the Corporate Transaction or as the same may be increased from time to time thereafter, (ii) a reduction of the Participant's annual base salary or targeted bonus opportunity, in each case as in effect on the date prior to the Corporate Transaction or as the same may be increased from time to time thereafter, or (iii) relocation of the offices at which the Participant is employed which increases the Participant's daily commute by more than 100 miles on a round trip basis.

(d) *Determination of Comparability.* The determination of comparability under this Section shall be made by the Committee and its determination shall be final, binding and conclusive.

(e) *Other Adjustments.* The class and number of securities available for issuance under the Plan on both an aggregate and per participant basis shall be appropriately adjusted by the Committee to reflect the effect of the Corporate Transaction upon the Company's capital structure.

(f) *Termination of the Plan.* In the event the Company terminates the Plan or elects to cash out Options or Stock Appreciation Rights in accordance with clauses (ii) and (iii) of paragraph (a) or (b) of this Section 13, then the exercisability of each affected Award outstanding under the Plan shall be automatically accelerated so that each such Award shall immediately prior to such Corporate Transaction, become fully vested and may be exercised prior to such Corporate Transaction for all or any portion of such Award. The Committee shall, in its discretion, determine the timing and mechanics required to implement the foregoing sentence.

14. Acceleration Upon Corporate Change in Control

In the event of a Corporate Change in Control then the exercisability or vesting of each Award outstanding under the Plan shall be automatically accelerated so that each such Award shall immediately prior to such Corporate Change in Control, become fully vested or exercisable for the full number of shares of the Common Stock purchasable under an Option to the extent not previously exercised and may be exercised for all or any portion of such shares within the originally prescribed term of the Option. The Committee shall, in its discretion, determine the timing and mechanics required to implement the foregoing sentence. However, an outstanding Award under the Plan shall not be accelerated under this Section if and to the extent one or more limitations imposed by the Committee at the time of grant preclude such acceleration upon a Corporate Change in Control.

15. Rights as a Shareholder

No person shall have any rights as a shareholder with respect to any shares of Common Stock covered by or relating to any Award until the date of issuance of a stock certificate with respect to such shares. Except as otherwise expressly provided in Section 3(c), no adjustment to any Award shall be made for dividends or other rights for which the record date occurs prior to the date such stock certificate is issued.

16. No Employment Rights; No Right to Award

Nothing contained in the Plan or any Agreement shall confer upon any Participant any right with respect to the continuation of employment by the Company or an Affiliate or interfere in any way with the right of the Company or an Affiliate, subject to the terms of any separate employment agreement to the contrary, at any time to terminate such employment or to increase or decrease the compensation of the Participant. No person shall have any claim or right to receive an Award hereunder. The Committee's granting of an Award to a Participant at any time shall neither require the Committee to grant any other Award to such Participant or other person at any time or preclude the Committee from making subsequent grants to such Participant or any other person.

17. Securities Matters

(a) Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing shares of Common Stock pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Committee, in its sole discretion, deems necessary or desirable.

(b) The transfer of any shares of Common Stock hereunder shall be effective only at such time as counsel to the Company shall have determined that the issuance and delivery of such shares is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded. The Committee may, in its sole discretion, defer the effectiveness of any transfer of shares of Common Stock hereunder in order to allow the issuance of such shares to be made pursuant to registration or an exemption from registration or other methods for compliance available under federal or state securities laws. The Committee shall inform the Participant in writing of its decision to defer the effectiveness of a transfer. During the period of such deferral in connection with the exercise of an Option, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

18. Withholding Taxes

Whenever cash is to be paid pursuant to an Award, the Company or Affiliate by which the Participant is employed shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever shares of Common Stock are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company or Affiliate by which the Participant is employed in cash an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. With the approval of the Committee, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery shares of Common Stock having a value equal to the minimum amount of tax required to be withheld. Such shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an Award.

19. Notification of Election Under Section 83(b) of the Code

If any Participant shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service.

20. Notification Upon Disqualifying Disposition Under Section 421(b) of the Code

Each Agreement with respect to an Incentive Stock Option shall require the Participant to notify the Company of any disposition of shares of Common Stock issued pursuant to the exercise of such Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 days of such disposition.

21. Amendment or Termination of the Plan

No amendment to the Plan which (i) increases the number of shares of Common Stock issuable under the Plan (ii) materially changes the class of persons eligible to participate in the Plan, (iii) would have the effect of materially increasing the benefits accruing under the Plan to Participants or (iv) materially alters the provisions of the second paragraph of Section 4 shall be effective without approval by the shareholders of the Company. Except as set forth in the preceding sentence, the Board of Directors may, at any time, suspend or terminate the Plan or revise or amend it in any respect whatsoever; provided, however, that shareholder approval shall also be required for any such amendment if and to the extent the Board of Directors determines that such approval is appropriate for purposes of satisfying Sections 162(m) or 422 of the Code or Rule 16b-3 or other applicable law or the requirements of any securities exchange upon which the securities of the Company trade. Nothing herein shall restrict the Committee's ability to exercise its discretionary authority pursuant to Section 4, which discretion may be exercised without amendment to the Plan. No action hereunder may, without the consent of a Participant, reduce the Participant's rights under any outstanding Award.

22. Transferability

Awards granted under the Plan shall not be transferable by a participant other than (i) by will or by the laws of descent and distribution, or (ii) with respect to Awards other than Incentive Stock Options, pursuant to a qualified domestic relations order, as defined by the Code or Title 1 of the Employee Retirement Income Security Act or the rules thereunder, or (iii) as otherwise determined by the Committee. The designation of a beneficiary of an Award by a Participant shall not be deemed a transfer prohibited by this Section. Except as provided in the preceding sentence, an Award shall be exercisable, during a Participant's lifetime, only by the Participant (or by his or her legal representative) and shall not be assigned, pledged, or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation, or other disposition of any Award contrary to the provisions of this Section, or the levy of any attachment or similar process upon an Award, shall be null and void. Upon the death of a Participant, outstanding Awards granted to such Participant may be exercised only by the executor or administrator of the Participant's estate or by a person who shall have acquired the right to such exercise by will or by the laws of descent and distribution. No transfer of an Award by will or the laws of descent and distribution shall be effective to bind the Company unless the Committee shall have been furnished with (a) written notice thereof and with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer and (b) an agreement by the transferee to comply with all the terms and conditions of the Award that are or would have been applicable to the Participant and to be bound by the acknowledgments made by the Participant in connection with the grant of the Award.

23. Dissolution or Liquidation of the Company

Upon the dissolution or liquidation of the Company other than in connection with transactions to which Section 13 is applicable, all Awards granted hereunder shall terminate and become null and void; provided, however, that if the rights hereunder of a Participant or one who acquired an Award by will or by the laws of descent and distribution have not otherwise terminated and expired, the Participant or such person shall have the right immediately prior to such dissolution or liquidation to exercise any Award granted hereunder to the extent that the right to exercise such Award has accrued as of the date immediately prior to such dissolution or liquidation. Awards of Restricted Stock that have not vested as of the date of such dissolution or liquidation shall be forfeited as of the date of such dissolution or liquidation.

24. Effective Date and Term of Plan

The Plan shall be subject to the requisite approval of the shareholders of the Company. In the absence of such approval, any Awards shall be null and void. Unless extended or earlier terminated by the Board of Directors, the right to grant Awards under the Plan shall terminate on the tenth anniversary of the Effective Date. No extension of the Plan shall operate to permit the grant of Incentive Stock options following the tenth anniversary of the Effective Date. Awards outstanding at Plan termination shall remain in effect according to their terms and the provisions of the Plan.

25. Applicable Law

The Plan shall be construed and enforced in accordance with the law of The Commonwealth of Massachusetts, without reference to its principles of conflicts of law.

26. Participant Rights

No Participant shall have any claim to be granted any award under the Plan, and there is no obligation for uniformity of treatment for Participants. Except as provided specifically herein, a Participant or a transferee of an Award shall have no rights as a shareholder with respect to any shares covered by any Award until the date of the issuance of a Common Stock certificate to him or her for such shares.

27. Unfunded Status of Awards

The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company.

28. No Fractional Shares

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

29. Beneficiary

A Participant may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the Participant's beneficiary.

30. Interpretation

The Plan is designed and intended to comply, to the extent applicable, with Section 162(m) of the Code, and all provisions hereof shall be construed in a manner to so comply.

31. Severability

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

APPENDIX C

Biogen, Inc. Performance Based Management Incentive Plan

I. Purpose

This Performance Based Management Incentive Plan (the "Plan") is maintained by Biogen, Inc. (the "Company") to:

    A.   attract and retain persons of outstanding competence; and

    B.   stimulate outstanding effort to bring about exceptional operating performance and reward the contributors to this performance by providing them with a share of the resulting benefits.

The Plan is intended to supplement a person's base salary and result in total cash compensation for above average performance that exceeds the average compensation levels of comparable companies. Incentive awards paid under the Plan are intended to satisfy the "qualified performance-based compensation" requirements of Section 162(m) of the Internal revenue code of 1986, as amended (the "Code").

II. Basic Concepts

Since the purpose of the Plan is to stimulate and reward outstanding performance in the accomplishment of specific objectives, the Plan should generally be formally integrated with the objectives of the total management system. The Plan should thus support a continuing and meaningful emphasis on the effective use of goal setting and management by objectives and generally should be aligned with the goals reflected in the approved annual plan of the Company.

Annual incentive award programs under the Plan shall be developed under the following basic concepts:

    A.   The advance identification of the participants in the Plan and the establishment of target incentive awards, specific performance goals and the extent to which each such objective shall determine the actual award.

    B.   The establishment of a range in the actual incentive awards available under the Plan to reflect the achievements of the respective participants as well as the achievement of the Company-wide performance goals.

III. Eligibility

    A.   Participation in the Plan shall be limited to executive officers of the Company and its subsidiaries and affiliates and certain other key employees of the Company and its subsidiaries nominated by the Chairman of the Board (the "Chairman") and approved by the Compensation and Management Development Committee of the Company's Board of Directors (each a "Participant").

    B.   Unless otherwise specifically authorized by the Compensation and Management Development Committee of the Company's Board of Director (the "Compensation Committee"), persons approved for participation in the Plan shall be excluded from participation in any other cash bonus or incentive program of the Company or its subsidiaries and affiliates.

IV. Basis of Participation

    A.   Participants may receive incentive awards under the Plan on the basis of percentages established in advance as recommended by the Chairman and approved by the Compensation Committee as part of the annual compensation plan.

B.   The target incentive award for a Participant shall be developed in accordance with the following:

1.   In connection with the planning of their performance goals for the plan year, the Chairman shall recommend (for approval by the Compensation Committee) the individual Participants and the target incentive award for each Participant (expressed as a percentage of the annual base pay of the Participant).

2.   The target incentive award for each Participant (expressed as a percentage of annual base pay of the Participant) shall be established in accordance with guidelines established by the Compensation Committee.

(a)   Because of the many variables in establishing base salary structures, the Plan does not contemplate achieving any degree of uniformity in the relationship of incentive awards to annual base pay. Therefore, the range of target incentive awards will be rather broad. Individual target incentive awards should be based upon consideration of:

(1)   relative significance of the individual's function in directly influencing the performance of the Company;

(2)   the target incentive awards for individuals in similar roles at competing companies; and

(3)   the relative competitive total compensation for the respective positions.

C.   Each plan year, the Compensation Committee shall establish a formula for determining the amount of incentive award a Participant may receive and such formula shall specify the Participants or class of participants to which such formula applies. Generally, a formula established by the Compensation Committee shall reflect both (i) Company-wide goals ("Corporate Goals") which generally should be based on key elements of the Company's annual plan and (ii) specific goals relating to the performance of the respective Participant ("Individual Goals"). Corporate Goals and Individual Goals shall be objective and the formula shall be objective and state the method for computing the amount that may be paid to a Participant if the performance goal or goals are attained. A formula established by the Compensation Committee may provide that if certain specified goals are not met, no incentive awards will be awarded under the Plan for the plan year to which such formula applies.

D.   Subject to Sections VII.C, VIII.B, VIII.C and VIII.D, the actual incentive award to a Participant under the Plan shall be computed according to the formula determined pursuant to Section IV.C; provided, however, that the Compensation Committee shall have the discretion to decrease the amount of the incentive award payable. A Participant may receive an incentive award that is less than, equal to or greater than his or her target incentive award provided, however, that the calculation shall not be discretionary but rather shall be pursuant to an objective formula for computing the amount of compensation payable to the Participant if the applicable performance goals are attained.

E.   Individual Goals shall be established as follows:

1.   Individual Goals shall be based on one or more of the business criteria set forth in Section V.B and shall relate to significant and measurable areas that require special attention during the plan year. The purpose is to add special emphasis to those particular activities and reward for their accomplishments. From year-to-year, it is expected that the emphasis will change both in relation to the selected Individual Goals as well as to the importance of such goals in determining the actual incentive award.

2.   Individual goals shall be precise in establishing the targets and the basis for measurement of accomplishment, and if there can be variations in the degree of accomplishment of an individual goal, the

extent to which such goal will be considered satisfied upon attainment of the levels of accomplishment shall be clearly stated.

      3.   Where Individual Goals relate to dollar objectives, they should be identified with or reconciled to amounts reflected in the Company's approved annual operating plan.

V.   Code Section 162(M) Requirements

      A.   Notwithstanding any provision of the Plan to the contrary, incentive awards shall be paid solely on account of the attainment of one or more objective performance goals which are (i) pre-established by the Compensation Committee, (ii) based on one or more of the business criteria listed below in Section V.B, and (iii) state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to a Participant if the goal is attained; provided, however, that incentive awards may also be paid in accordance with Section VIII.B.

      B.   Notwithstanding any provision of the Plan to the contrary, performance goals shall be based on one or more of the following business criteria: revenue growth; earnings per share; return on capital employed; profits after taxes; total return to stockholder and earnings before any one or more of the following items: interest, taxes, depreciation or amortization; operating income; cash flow; return on equity; return on invested capital; return on assets; cost reductions or savings; funds from operations; appreciation in the market value of Company common stock; progress on the Company's product pipeline; research productivity; movement of programs from research to development; product development; product market share; in-licensing and/or out-licensing; mergers and/or acquisitions; sales of assets and/or subsidiaries; litigation; information services related projects; employee turnover and/or other human resources activities; manufacturing quality; production measures; inventory levels; supply chain management; support services; site, plant, building and/or facility development; government relations; management and board of directors composition; leadership development and/or talent management.

      C.   Notwithstanding any provision of the Plan to the contrary, the calculation of an incentive award (including any increase above the target incentive award but excluding any decrease in the award payable) shall not be discretionary but rather shall be pursuant to an objective formula for computing the amount of incentive award payable to a Participant if the applicable goals are attained.

      D.   Notwithstanding any provision of the Plan to the contrary, to the extent necessary to comply with the qualified performance-based compensation requirements of Code Section 162(m), award formulas shall be adopted in each performance period by the Compensation Committee no later than the latest time permitted by Code Section 162(m) (generally, for performance periods of one year or more, no later than 90 days after the commencement of the performance period). No incentive awards shall be paid to Participants unless and until the Compensation Committee makes a certification in writing with respect to the attainment of the performance goals with respect to such incentive award as required by Code Section 162(m). Although the Compensation Committee may in its sole discretion reduce an incentive award payable to a Participant pursuant to the applicable formula, subject to Section VIII.B the Compensation Committee shall have no discretion to increase the amount of a Participant's incentive award as determined under the applicable formula.

VI.   Administration

      A.   The overall administration of the Plan shall be under the direction of the Compensation Committee. The Compensation Committee shall consist solely of two or more members of the Company's Board of Directors who qualify as "outside directors" for purposes of Code Section 162(m).

B.   Responsibility for the operating administration of the Plan shall be under the direction of the Company's Executive Vice President of Human Resources.

VII.   Determination of Incentive Awards

A.   Promptly following the close of a plan year, the respective managers shall evaluate the performance of the Participants, determine the extent to which Individual Goals were achieved (in terms of percentage achievement, subject to a maximum percentage established annually by the Compensation Committee, which in no event shall be more than 225%) and, with assistance from the Company's Executive Vice President of Human Resources, forward a report on such evaluations and determinations to the Compensation Committee for review and approval. In all cases, the extent to which Individual Goals were achieved shall be determined only after a self-assessment has been completed.

B.   The final determination of the extent to which Corporate Goals were achieved (in terms of percentage achievement, subject to a maximum percentage established annually by the Compensation Committee, which in no event shall be more than 225%) will be made by the Compensation Committee, promptly following the availability of year-end financial and technical results.

C.   Subject to the limitation that the maximum amount payable under the Plan to any employee during any calendar year may not exceed $3,500,000 and subject to Sections IV.D, VIII.B, VIII.C and VIII.D, incentive awards to Participants shall be computed according to the formula established under Section IV.C, using, to the extent applicable to such formula, the percent achievement determined in accordance with Section VII.A and the percent achievement determined in accordance with Section VII.B.

VIII.   Payments, Termination of Employment and General Conditions

A.   Subject to Section VIII.C and VIII.D, payments to Participants who have been determined to be entitled to incentive awards shall be made in cash generally not later than the fifteenth day of the third calendar month following the close of the Company's fiscal year.

B.   A Participant must be employed by the Company on the last day of a plan year to be eligible for an incentive award. A Participant whose employment with the company is terminated prior to the end of a plan year due to death, disability or a change of ownership or control of the Company may receive an incentive award at the discretion of the Compensation Committee. A Participant whose employment with the Company is terminated for any reason other than death, disability or a change of ownership or control of the Company may receive an incentive award at the discretion of the Compensation Committee only if the applicable performance goals were attained prior to such termination.

C.   While it is the intent of the Company to continue the Plan during any year for which it is established and to make incentive awards to Participants in accordance with these policies and guidelines, the Company reserves the right to amend, modify or terminate the Plan, any annual incentive program under the Plan or any Participant's participation in the Plan at any time or on such conditions as the Compensation Committee shall deem appropriate; provided, however, that once the Compensation Committee has established the perform-ance goals underlying an incentive award the Compensation Committee may not change either such performance goals or the formula for computing whether such goals were met and the Compensation Committee may not increase the amount of the target incentive award (the Compensation Committee may, however, decrease the amount of a Participant's actual incentive award). No Participant shall have any right to any incentive award under the Plan until such award and the amount thereof has been finally approved by the Compensation Committee and communicated to such Participant after the end of the plan year for which the award is being made.

D.   No incentive awards shall be paid under the Plan unless and until the material terms of the performance goals under which incentive awards may be paid have been approved by the Company's stockholders as required by Section 162(m) of the Code. So long as the Plan shall not have been previously terminated by the Company, the material terms of the performance goals under which incentive awards may be paid shall be resubmitted for approval by the Company's stockholders in the fifth year after the material terms of the performance goals under which incentive awards may be paid shall have first been approved by the Company's stockholders and every fifth year thereafter. In addition, the material terms of the performance goals under which incentive awards may be paid shall be resubmitted to the Company's stockholders for approval if the Plan is amended in any way which changes the persons eligible under the Plan, the business criteria listed in Section V.B, the maximum amount of compensation which may be paid to any Participant under the Plan in any calendar year, or the material terms of the performance goals.

E.   A Participant may designate a beneficiary or beneficiaries who, in the event of the Participant's death, shall receive payment of any incentive award that may be determined under Section VIII.B. Such designation shall be made by the Participant on a form prescribed by the Compensation Committee. The Participant may, at any time, change or revoke such designation. A beneficiary designation, or revocation of a prior beneficiary designation, will be effective only if it is made in writing on a form provided by the Compensation Committee, signed by the Participant and received by the Company. If a Participant does not designate a beneficiary or the beneficiary dies prior to receiving any payment of an incentive award, awards payable under the Plan otherwise to a beneficiary shall be paid to the Participant's estate. Submission of a beneficiary designation form and its receipt by the Company does not in any way alter or diminish the discretionary authority granted to the Compensation Committee under Section VIII.B.

F.   The Plan is not a contract between the Company and any Participant. Neither the establishment of the Plan, nor any action taken hereunder, shall be construed as giving any Participant any right to be retained in the employ of the Company. The Company is under no obligation to continue the Plan.

G.   A Participant's right and interest under the Plan may not be assigned or transferred, except as provided in Section VIII.E, and any attempted assignment or transfer shall be null and void and shall extinguish, in the Company's sole discretion, the Company's obligation under the Plan to pay incentive awards with respect to the Participant.

H.   The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund, or to make any other segregation of assets, to assure payment of awards.

I.   The Company shall have the right to deduct from incentive awards paid any taxes or other amounts required by law to be withheld.

J.   It is the intent of the Company that the Plan and incentive awards under the Plan comply with the applicable provisions of Sections 162(m) of the Code. To the extent that any legal requirement of Section 162(m) of the Code as set forth in the Plan ceases to be required under Section 162(m) of the Code, that Plan provisions shall cease to apply.

K.   The validity, construction, interpretation and effect of the Plan shall exclusively be governed by and determined in accordance with the laws of the Commonwealth of Massachusetts, without giving effect to its conflict of laws provisions.

BIOGEN, INC.

1983 EMPLOYEE STOCK PURCHASE PLAN

(As amended and restated through April 11, 2003, effective as of April 11, 2003)

I. Purpose and Definitions

A. *Purpose of the Plan*: The Plan is intended to encourage ownership of Shares by all employees of the Company and its Affiliates.

B. *Definitions*: Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this Employee Stock Purchase Plan, have the following meanings:

1. *"Affiliate"* means (a) a corporation in respect of which the Company owns directly or indirectly fifty percent (50%) or more of the voting securities thereof or which is otherwise controlled by the Company; or (b) to the extent not inconsistent with Section 423(a) of the Code, an unincorporated trade or business controlled by the Company which has elected, for federal income tax purposes, to be either (i) classified as an association taxable as a corporation or (ii) disregarded as an entity separate from its owner (as provided in Section 301.7701-3 of the federal income tax regulations). For purposes of this definition, the Company shall be deemed to control another entity if the Company possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities, by contract or otherwise.

2. *"Board"* means the Board of Directors of the Company.

3. *"Code"* means the United States Internal Revenue Code of 1986, as amended from time to time

4. *"Committee"* means the Stock and Option Plan Administration Committee of the Board or, if such committee ceases to exist, the Board or a committee thereof to which responsibility for administering the Plan shall have been delegated.

5. *"Company"* means Biogen, Inc., a Massachusetts Corporation.

6. *"Compensation"* means salary and wages, including overtime pay, received by an Employee before any salary reduction by the employee under Code Sections 401(k) or 125, but excluding bonus, incentive and similar payments and all other forms of non-cash remuneration.

7. *"Custodian"* shall have the meaning set forth in Section IV.C.

8. *"Employee"* means an individual employed by the Company or an Affiliate as a common law employee (determined under the regular personnel policies, practices and classifications of the Company or the Affiliate, as applicable) whose customary employment is 20 hours or more per week and who resides or performs his principal duties within the United States, except as is otherwise determined by the Committee (ii) employees of non-U.S. Affiliates, except as is otherwise determined by the Committee. An individual is not considered an Employee for purposes of the Plan if the individual is classified as a consultant or contractor under the Company or an Affiliate's regular personnel classifications and practices, or if the individual is a party to an agreement to provide services to the Company or an Affiliate without participating in the Plan, notwithstanding that such individual may be treated as a common law employee for payroll tax, coverage requirements under Section 410(b) of the Code, nondiscrimination requirements under Section 401(a)(4) of the Code or other legal purposes.

9. *"Employee Share Price"* shall have the meaning set forth in Section V.A.

10. *"Enrollment Dates"* are the earliest date participation is permitted hereunder by the Committee when the Plan is first made operative and each successive January 1 and July 1 thereafter.

11. *"Exchange Act"* means the United States Securities Exchange Act of 1934, as amended from time to time.

12. *"Fair Market Value"*

(i) If Shares are purchased by the Plan on a U.S. securities exchange or the Nasdaq National Market or the Nasdaq SmallCap Market, the actual purchase price of such Shares shall be such Shares' Fair Market Value.

(ii) In all other circumstances including if Shares are purchased by the Plan from the Company, in determining such Shares' Fair Market Value, if the Shares are then listed on any U.S. securities exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market and sale prices are regularly reported for the Shares, then the Fair Market Value shall be the arithmetic mean between the "high" and "low" sale prices for the Shares reported on the applicable composite tape or other comparable reporting system on the applicable date, or if the applicable date is not a trading day, on the most recent trading day immediately prior to the applicable date. If sale prices are not regularly reported for the Shares as described in the immediately preceding sentence but bid and asked prices for the Shares are regularly reported, then the Fair Market Value shall be the mean between the closing or last bid and asked prices for the Shares on the applicable date or, if the applicable date is not a trading day, on the most recent trading day immediately prior to the applicable date. If sale prices are not regularly reported for the Shares as described in two immediately preceding sentences, then the Fair Market Value shall be such value as the Committee in good faith determines.

13. *"Monthly Share Purchase Date"* shall have the meaning set forth in Section IV.C.

14. *"Option"* means a right or option granted under the Plan.

15. *"Participant"* means an Employee who is enrolled in the Plan, provided however that no Employee may be granted an Option under the Plan if, immediately after the Option is granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power (or in the case of non-voting stock, value) of all classes of issued and outstanding stock of the Company or Affiliate(s) (other than wholly owned subsidiaries of the Company.) For purposes of determining stock ownership the applicable rules of the Code (including attribution) shall control.

16. *"Participant's Survivors"* means a deceased Participant's legal representatives and/or any person or persons who acquired the Participant's rights to an Option by will or by the laws of descent and distribution including where appropriate his/her estate.

17. *"Plan"* means this Employee Stock Purchase Plan, as amended and restated from time to time.

18. *"Shares"* means the Common Stock of the Company, par value $0.01 per share, as to which Options have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Article VI of the Plan.

II. Shares Subject to the Plan

A. Subject to the terms of Article VI, the maximum aggregate number of Shares which may be optioned and purchased from time to time shall be One Million Five Hundred Thousand (1,500,000) Shares.

If an Option ceases to be "outstanding", in whole or in part, the Shares which were subject to such Option but not purchased shall be available for the granting of the other Options. An Option shall be treated as "outstanding" until such Option is exercised in full, or terminates or expires under the provisions of the Plan.

B.   No options shall be granted after December 31, 2007.

III.   Administration of the Plan

The Plan shall be administered by the Committee. Subject to the provisions of the Plan, the Committee is authorized to interpret the provisions of the Plan and each Option, and to make any rules and determinations which it deems necessary or advisable for the administration of the Plan provided, however, that all such interpretations, rules, determinations, terms and conditions shall be made and prescribed in the context of preserving the tax status of the Options under the Plan granted to Employees subject to United States federal income taxation and the Plan within the meaning of Section 423 of the Code. In addition, the Plan is intended to comply in all respects with Rule 16b-3 or its successors promulgated under the Exchange Act, with respect to Participants who are subject to Section 16 of the Exchange Act. The Plan will be interpreted in a manner which comports with this intention.

IV.   Eligibility for Participation

A.   Subject to the limits in Article II, on the January 1 Enrollment Date of each year in the case of an Employee who is a Participant on such January 1 Enrollment Date and on the July 1 Enrollment Date of each year in the case of an Employee who is a Participant on such July 1 Enrollment Date, the Company will be deemed to have granted to each such Participant an Option to purchase, during a six-month period commencing on the Enrollment Date on which such Option is granted and in the manner provided hereunder, such number of Shares as have an aggregate Employee Share Price (as determined under Section V.A) equal to $2,500.00. If, on any Enrollment Date, an insufficient number of Shares remains available under the Plan to grant to each Participant an Option to purchase such number of Shares, then the number of Shares subject to each Option to be granted on such Enrollment Date shall be reduced equally so that the aggregate number of Share subject to all Options granted on such Enrollment Date shall not exceed the number of Shares then available under the Plan.

B.   *Employee Contributions:*   Each eligible Employee may, on an enrollment application and payroll withholding form approved by the Committee and filed with his/her employer's payroll department no later than thirty (30) days prior to a January or July Enrollment Date, elect to participate and make contributions by payroll deduction of any whole percentage form 1% to 10% of such Employee's Compensation payable on each payroll period.

In the event that the amount contributed by a Participant during an Option exercise period (i.e., the six-month periods commencing on an Enrollment Date) is in excess of the maximum amount which may be applied to purchase shares for such Participant, such excess shall be returned to the Participant. No interest shall accrue or be payable to any Participant with respect to any amount contributed by the Participant, whether such sums are applied to purchase Shares or are returned to the Participant.

Payroll deductions may only be increased by a Participant effective as of an Enrollment Date, but may be decreased effective with respect to any payroll period, provided written election on a change authorization and payroll withholding form approved by the Committee is received by the Participant's employer's payroll department no later than thirty (30) days prior thereto.

C. *Application of Payroll Contributions:*

1. The employer will remit to a bank, stock brokerage firm or other custodian (the *"Custodian"*) selected by the Company, the accumulated withheld funds of all electing Participants together with employer contributions pursuant to Section IV.G, if any, as soon as reasonably possible following the end of the month in which the deductions were made. Prior to such remittance, Participant contributions may be commingled with other Company funds. Not less frequently than monthly, the Custodian shall buy from the Company or, if the Committee prior thereto approves, give an order to the stock broker selected by the Company to purchase (or if the Custodian shall be such stock broker, shall itself purchase) in the open market, the total number of Shares purchasable with the monies available from such remittance. The date on which Shares are so acquired shall be referred to as the *"Monthly Share Purchase Date."* The Committee shall instruct the Custodian whether to purchase Shares from the Company or on the open market, after giving due consideration to any applicable securities laws and the advice of the chief financial officer of the Company. A Participant shall be deemed to have exercised his/her Options on the Monthly Share Purchase Date to the extent of such purchase unless prior thereto the Participant shall have effectively withdrawn pursuant to the terms hereof.

The Company may, in its sole and absolute discretion, refuse to sell Shares to the Custodian under the Plan if to do so would be violative of any commitment or restriction (whether legally binding or otherwise) not to issue or sell its own shares, as from time to time exists, and whether such commitment or restriction existed prior to or subsequent to the adoption of the Plan or for any other reason the Company deems appropriate. The refusal of the Company to sell Shares to the Custodian under the Plan shall not adversely affect the Plan's right and power to acquire such Shares from any other source the Committee deems appropriate.

2. The certificates representing the Shares so purchased shall be issued in the name of and delivered to the Custodian and the account of each electing Participant shall be credited with the number of Shares to which he/she shall be entitled on the basis of his/her proportion of the aggregate remittance.

3. Any cash dividends paid on Shares shall automatically be used to purchase additional shares of the Common Stock of the Company, unless a Participant in writing instructs the Custodian to the contrary. The purchases described in the preceding sentence, whether purchased by the Custodian from the Company or in the open market, shall be in addition to the number of Shares purchasable pursuant to Section II.A and Section IV.A and shall not be of Shares optioned under the Plan. Section IV.G with respect to employer's contribution shall be inapplicable with respect to shares of the Common Stock of the Company acquired under this Paragraph IV.C.3.

4. By enrolling in the Plan, each Participant is deemed to have authorized the establishment of a brokerage account in his/her name at a securities brokerage firm selected by or approved of by the Committee.

D. *Transfer of Certificates to Electing Participants:*

1. Upon request by a Participant and receipt by the Custodian of written notice to such effect from the Company, all or any portion of the Shares in the Participant's account shall be transferred by the Custodian out of its name into the name of the Participant and a certificate evidencing them shall be issued in the name of and delivered to the Participant.

2. In order to preserve the intended purposes of the Plan as set forth in Section 1.A, Employees who become Participants in the Plan agree not to transfer or otherwise dispose of Shares acquired on their behalf under the Plan (other than in the case of an Employee's death or total and permanent disability as

determined by the Committee) prior to one year from the date of acquisition of such Shares on their behalf.

E. *Shares Retained by the Custodian:* Accumulation of Shares not transferred to Participants under Section IV.D shall be held by the Custodian for the account of the Participant entitled thereto, but all rights accruing to an owner of record on such Shares shall belong to and be vested in the Participant for whose account it is being held, including the right to receive any and all dividend payable in respect of such Shares whether in cash, shares of the Company's Common Stock or otherwise, and the right to receive all notices of stockholders' meetings (which shall be forwarded to the Participant by the Custodian without delay) and to direct the Custodian how to vote threat to the same extent as if such Shares were held in street name by a brokerage firm or otherwise.

F. *Withdrawal:*

1. An electing Participant may discontinue his/her election and withdraw from the Plan as of the payroll period next following 30 days from the date written notice on a change authorization and payroll withholding form approved by the Committee is received by his/her employer's payroll department; provided, however, that an electing Participant who shall have discontinued his/her election and withdrawn from the Plan may not resubscribe to the Plan prior to the Enrollment Date coincident with or next following twelve (12) months from the effective date of such discontinuance.

2. A Participant shall be deemed to have discontinued his/her election and withdrawn from the Plan immediately upon the occurrence of any of the following:

a. The termination for any reason of the Participant's employment with the Company or with an Affiliate. A Participant's employment shall not be deemed terminated by reason of a transfer to another employer which is the Company or an Affiliate. A Participant who has elected participation under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a permanent or total disability) or who is on leave of absence for any purpose authorized by his/her employer and permitted by an authoritative interpretation (e.g., regulation, ruling, case law, etc.) of Section 423 of the Code, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated his/her employment with the Company or with an Affiliate, except as the Committee may otherwise expressly provide or determine.

b. Death of the Participant.

c. The filing with or levying upon the Company or the Custodian of any judgment, attachment, garnishment, or other court order affecting either the Participant's earnings or his/her account under the Plan.

d. Termination of the Plan prior to its expiration.

e. Expiration of the Plan.

3. Upon the discontinuance of an election and withdrawal from the Plan by a Participant, all Shares in the account of the Participant shall be transferred out of the Custodian's name and into the name of the Participant and a certificate evidencing such Shares shall be issued in the name of and delivered to the Participant; and all dividends and remaining cash if any credited to his/her account shall be paid to the Participant.

G. *Employer Contribution:* Each Participant's employer will, as frequently as is necessary contribute an amount equal to the difference between the Employee Share Price as determined at Section V.A and the cost per share to the Custodian if the Shares are not acquired from the Company. If the Shares are acquired from the Company, the Company shall sell such Shares to the Custodian at a price equal to the Employee Share Price.

V. Terms and Conditions of Options and Issuance of Shares

No Option shall be granted to a Participant, and no purported grant of any Option shall be effective, until an enrollment application and payroll withholding form approved by the Committee shall have been duly executed on behalf of the Company and by the Participant. Such enrollment application and payroll withholding form and the agreement constituted thereby shall be subject to at least the following terms and conditions:

A. *Employee Share Price:* The *"Employee Share Price"* as of a Monthly Share Purchase Date shall be eighty-five percent (85%) of the lower of the:

1. Fair Market Value of the Shares at the date of grant of the Option (i.e., the applicable January 1 or July 1 Enrollment Date); or

2. Fair Market Value of the Shares at the Monthly Share Purchase Date.

B. *Effect of Death and Participant's Survivors:* In the event that a Participant to whom an Option has been granted ceases to be an employee of the Company or of an Affiliate by reason of such Participant's death, such Option to the extent exercisable but not exercised on the date of death shall be deemed exercised by the Participant's Survivors to the extent of any monies contributed by the Participant and his/her employer prior to the Participant's death.

A Participant may determine that a designated person shall become the Participant's Survivor either by selecting a joint account (with a right of survivorship running to such designated joint owner), or by so designating in his/her will or otherwise as controlled under the applicable law with respect to testamentary dispositions. In the absence of a valid disposition the applicable laws of descent and distribution shall control. The Custodian may require such proof and indemnification (documentary or otherwise) as it deems necessary and appropriate before releasing any Shares and/or funds in a Participant's account to a person other than the Participant.

C. *Assignability and Transferability of Options:* By its terms, an Option granted to a Participant shall not be transferable by the Participant otherwise than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as interpreted under Rule 16b-3 promulgated under the Exchange Act, and shall be exercisable, during the Participant's lifetime, only by such Participant. Such Option shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise). Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Option or of any rights granted hereunder contrary to the provisions of this Section V.C shall be null and void.

D. *All Participants to Have Equal Rights and Privileges:* All Participants shall have equal rights and privileges under the Plan. The fact that the maximum number of Shares which may be acquired by Participants bears a uniform relationship to compensation or is limited by a maximum purchase restriction shall not be deemed to be violative of the foregoing sentence.

VI. Adjustments upon Changes in Capitalization

In the event that the outstanding shares of the Company's Common Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of any reorganization, merger, consolidation, recapitalization, reclassification, change in par value, stock split-up, combination of shares or dividend payable in capital stock, or the like, appropriate adjustment shall be made in the number and kind of Shares for the purchase of which Options may be granted under the Plan and, in addition, appropriate adjustment to prevent dilution or enlargement of the rights granted to or available for Participants shall be made in the number and kind of Shares and in the Employee Share Price of outstanding Options so that each Option holder shall be in a position equivalent to the position the Option holder would have been in had the Option holder exercised the Options immediately prior to the applicable event. No such adjustment shall be made which shall, within the meaning of the applicable provisions of the Code, constitute such a modification, extension or renewal of an Option as to cause it to be considered as the grant of a new Option.

VII. Effect of Dissolution or Liquidation of the Company

Upon the dissolution or liquidation of the Company other than in connection with a transaction to which the preceding Article VI is applicable, all Options granted hereunder shall terminate and become null and void; provided, however, that if the rights of a Participant or a Participant's Survivors hereunder have not otherwise terminated and expired, the Participant or the Participant's Survivors shall be deemed to have exercised such Options to the extent of any monies contributed by the Participant or his/her employer as of the date immediately prior to such dissolution or liquidation.

VIII. Termination of the Plan

No Options shall be granted after December 31, 2007. The Plan may be terminated at an earlier date by vote of either the stockholders of the Company or the Board. The termination of the Plan shall not affect any Options granted or Shares acquired prior to the effective date of such termination.

IX. Amendment of the Plan

Except as provided in the following sentence, the Plan may be amended by the stockholders of the Company, the Board, or the Committee, including amendment of the Plan from time to time to designate corporations whose employees may be offered Options under the Plan from among a group consisting of the Company and Affiliates. Amendments effecting: (i) any increase in the aggregate number of Shares which may be issued under the Plan (other than an increase merely reflecting a change in capitalization such as stock dividend or stock split) or (ii) changing the designation of corporations whose employees may be offered options under the Plan, except designations described in the preceding sentence, must be approved by the stockholders within twelve (12) months after such amendment is adopted by the Board or by the Committee or such amendment is void ab initio. In addition, if the scope of any amendment is such as to require stockholder approval in order to comply with Rule 16b-3 under the Exchange Act, such amendment shall also require approval by the stockholders. No amendment shall affect any Options theretofore granted or any Shares theretofore acquired by a Participant, unless such amendment shall expressly so provide and unless any Participant to whom an Option has been granted who would be adversely affected by such amendment consents in writing thereto.

X. Employment Relationship

Nothing herein contained shall be deemed to prevent the Company or an Affiliate from terminating the employment of a Participant, nor to prevent a Participant from terminating his/her employment with the Company or an Affiliate.

XI. Option Holders Not Stockholders

Neither the granting of an Option nor the deduction from payroll shall constitute an Employee the owner of Shares covered by an Option until such Shares have been purchased on his/her behalf pursuant to Article IV.

XII. Withholding Taxes

Any taxes subject to withholding payable with respect to the amounts to be paid to the Custodian pursuant to the provisions hereof will be deducted by a Participant's employer from the balance of the Participant's salary, and not reduce the amounts so to be paid to the Custodian.

XIII. Use of Funds by the Company

The proceeds received by the Company from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes.

XIV. Statement of Account

Following each purchase of Shares on behalf of a Participant, such Participant will receive from the Custodian a statement of his/her account showing (i) the respective total amounts of payments (by the Participant and, if applicable, his/her employer) made to the Custodian on behalf of such Participant under Paragraph IV.C.1, (ii) the Participant's share of any cash dividends and other cash distributions and of the amount and proceeds of sale of any other distributions or rights received by the Custodian, (iii) the total cost of all Shares purchased by the Custodian for the account of such Participant, (iv) such Participant's share of any stock dividends on the Shares, and (v) the number of Shares delivered, or to be delivered, to such Participant with respect to the period since the last statement.

XV. Brokerage Commissions and Other Costs

Brokerage commissions, if any, payable in connection with the purchase of Shares hereunder (and shares acquired through dividend reinvestment, if any) and transfer taxes payable in connection with the delivery to Participants of Shares acquired hereunder (and shares acquired through dividend reinvestment, if any) together with the other costs and expenses incurred in administering the Plan, including the fees and expenses of the Custodian, will be borne by the Company and Affiliates.

XVI. Effective Date

The Plan became effective on October 1, 1983.


BIOGEN 8
15 Cambridge Center
BIOGEN 1
241 Binney Street
BROADWAY
PARKING
BIOGEN 2
14 Cambridge Center
BINNEY STREET
VOLPE
TRANSPORTATION
CENTER
BIOGEN 7
10 Cambridge Center
BIOGEN 6
12 Cambridge Center
BIOGEN 4
4 Cambridge Center
THIRD STREET
VASSAR STREET
T
MARRIOTT
LONGFELLOW BRIDGE
MIT
AMES STREET
MAIN STREET

DIRECTIONS TO BIOGEN

From Logan Airport & Boston

Follow signs to the Ted Williams Tunnel. Take the Ted Williams Tunnel to Mass Pike (Rte. 90) West to Exit 18 (Cambridge/Allston/Brighton exit). Follow Directions under "From West and Mass Pike"...

From "T"

Take "T" to Kendall Square/MIT stop. Walk straight up stairs...

BIOGEN®

From North or South

Rte. 93 to the Storrow Drive Exit. Follow signs for Storrow Drive. Take Storrow Drive to exit marked Kendall Square. Go across Longfellow Bridge over Charles River. Once you cross the Charles River, the road turns into Broadway...

From Waltham and Rte. 2

Rte. 2 to Memorial Drive eastbound. (You will pass Harvard University, The B.U. Bridge, The Mass Ave. Bridge and MIT.) After passing MIT, stay to the right. Take left at first set of lights (2nd Kendall Square sign) onto Binney Street. Take left at 2nd light onto Third Street. Proceed to end and turn right onto Broadway...

From Mass Ave.,

Follow Mass Ave. onto Main Street. Take left onto Ames Street at Legal Seafood...

From West and Mass Pike

Take Mass Pike to exit 18 (Cambridge/Allston/Brighton exit). After toll, bear right (Cambridge/Somerville). Go straight across River Street Bridge. Turn right onto Memorial Drive eastbound. After passing MIT, stay to the right. Take left at first set of lights (2nd Kendall Square sign) onto Binney Street. Take left at 2nd light onto Third Street. Proceed to end and turn right onto Broadway...

NOTE: Upon reaching Kendall Square, please refer to Kendall Square/Cambridge Center detail map for Biogen Building locations and parking instructions.



14 Cambridge Center
Cambridge, MA 02142

NOTICE OF ANNUAL MEETING
AND PROXY STATEMENT

Meeting Date
June 6, 2003